   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996
                                                         REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                             THE FINISH LINE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


              DELAWARE                              35-1537210
      (STATE OF INCORPORATION)         (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            3308 N. MITTHOEFFER ROAD
                          INDIANAPOLIS, INDIANA 46236
                                 (317) 899-1022
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               MR. ALAN H. COHEN
                                   PRESIDENT
                             THE FINISH LINE, INC.
                            3308 N. MITTHOEFFER ROAD
                          INDIANAPOLIS, INDIANA 46236
                                 (317) 899-1022
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
      JONATHAN K. LAYNE, ESQ.                H. KURT VON MOLTKE, ESQ.
    GIBSON, DUNN & CRUTCHER LLP                  KIRKLAND & ELLIS
       333 SOUTH GRAND AVENUE                 200 EAST RANDOLPH DRIVE
       LOS ANGELES, CA 90071                     CHICAGO, IL 60601
           (213) 229-7000                         (312) 861-2000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
             TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM            AMOUNT OF
          SECURITIES TO BE REGISTERED            AGGREGATE OFFERING PRICE(1) REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per
 share.........................................          $80,428,125               $24,373
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee.
(2) Calculated pursuant to Rule 457(c) based upon the average of the high and low prices of the Class A Common Stock on the Nasdaq National Market on November 12, 1996.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED NOVEMBER 15, 1996

PROSPECTUS
                                3,000,000 SHARES

                           [LOGO OF FINISH LINE(TM)]

                              CLASS A COMMON STOCK

                                   --------

  Of the 3,000,000 shares of Class A Common Stock offered hereby, 2,400,000 shares are being sold by The Finish Line, Inc. (the "Company") and 600,000 shares are being sold by certain stockholders. See "Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

  The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "FINL." The reported last sale price of the Company's Class A Common Stock on the Nasdaq National Market on November 15, 1996 was $22.63 per share (adjusted to give effect to a two-for-one stock split effective at the close of business on November 15, 1996). See "Price Range of Class A Common Stock."

  The Company has two classes of authorized Common Stock: Class A Common Stock, which is offered hereby, and Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. See "Description of Capital Stock-- Common Stock."

  SEE "RISK FACTORS" ON PAGES 7 TO 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                   PRICE TO DISCOUNTS AND  PROCEEDS TO     SELLING
                                    PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS(2)
--------------------------------------------------------------------------------------
Per Share........................    $           $             $             $
--------------------------------------------------------------------------------------
Total(3).........................   $           $             $             $
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) For information concerning indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $425,000, of which approximately $400,000 is payable by the Company and approximately $25,000 is payable by the Selling Stockholders.
(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $    , $     and
    $    , respectively.

                                   --------

  The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sales, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Class A Common Stock offered hereby will be available for
delivery on or about           , 1996 at the offices of Smith Barney Inc., 333
West 34th Street, New York, New York 10001.

                                   --------

SMITH BARNEY INC.
                           A.G. EDWARDS & SONS, INC.
                                                         OPPENHEIMER & CO., INC.
       , 1996

                              [LOGO APPEARS HERE]


  TO CREATE AND OPERATE A SUPERIOR ATHLETIC SPECIALTY RETAIL ENTITY--BY COMBINING CONCEPTUAL INNOVATION WHICH INCLUDES AN ENTERTAINING AND EXCITING RETAIL ENVIRONMENT, THE MOST CURRENT INFORMATION TECHNOLOGIES AND SYSTEMS, CAPABLE AND FOCUSED MANAGEMENT, AND A DEDICATED AND MOTIVATED WORK FORCE EMPOWERED WITH THE PROPER RESOURCES--IN ORDER TO PROVIDE CUSTOMERS A BENEFICIAL AND UNIQUE SHOPPING EXPERIENCE.

                                                  - Corporate Mission Statement
                                                                           2/96



                                  [PICTURES]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus and the documents and Financial Statements and Notes thereto and other financial information included elsewhere or incorporated by reference herein. Except as otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. All share and per share data have been retroactively adjusted to give effect to a two-for-one stock split effective at the close of business on November 15, 1996. As used in this Prospectus, "fiscal 1992," "fiscal 1993," "fiscal 1994," "fiscal 1995" and "fiscal 1996" refer to the Company's fiscal years ended February 29, 1992, February 28, 1993, February 28, 1994, February 28, 1995 and February 29, 1996, respectively. "Fiscal 1997," "fiscal 1998" and "fiscal 1999" refer to the Company's fiscal years ending March 1, 1997, February 28, 1998 and February 27, 1999, respectively.

                                  THE COMPANY

  The Finish Line, Inc. (the "Company" or "Finish Line") is one of the largest specialty retailers of brand name athletic, outdoor and casual footwear, activewear and accessories in the United States. As of November 30, 1996, the Company will operate 251 stores in 27 states, primarily in enclosed malls. A Finish Line store generally carries the largest selection of men's, women's and children's athletic and casual shoes in the mall in which it is located, as well as a broad assortment of activewear and accessories all at competitive prices. Brand names offered by the Company include Nike, Fila, adidas, Reebok, Starter, Champion, Asics, Airwalk, Logo Athletic, Timberland and Converse.

  The Company distinguishes itself from other athletic footwear specialty retailers through its relatively large, mall-based store format. Finish Line's stores average approximately 4,300 square feet, and its stores opened this fiscal year through November 30, 1996 will average approximately 6,200 square feet. The Company strives to create an exciting and entertaining retail environment by continually updating its unique and highly functional store designs, while its larger store size permits greater product depth and merchandising flexibility. Since activewear and accessories generally carry higher gross margins, Finish Line devotes a greater percentage of its sales area to such products than typical athletic footwear specialty stores. Activewear and accessories accounted for approximately 33% of the Company's net sales in fiscal 1996.

OPERATING STRATEGIES

 . EMPHASIS ON CUSTOMER SERVICE AND CONVENIENCE. The Company is committed to making shopping for athletic footwear and activewear an enjoyable experience for its customers by providing convenient mall-based store locations with highly functional store designs, offering competitive prices on brand name products, maintaining optimal in-stock levels of merchandise and employing knowledgeable and courteous sales associates.

 . INVENTORY MANAGEMENT. The Company's advanced information and distribution systems enable it to track inventory in each store by SKU on a daily basis, giving the Company flexibility to merchandise its products effectively. In addition, these systems allow the Company to respond promptly to changing customer preferences and to maintain optimal inventory levels. The Company's inventory management system features automatic replenishment driven by point-of-sale data capture and a highly automated distribution center, which enables the Company to ship merchandise to each store every third day.

 . PRODUCT DIVERSITY; BROAD DEMOGRAPHIC APPEAL. The Company stocks its stores with a combination of the newest high profile and brand name merchandise, unique products manufactured exclusively for the Company, as well as promotional and opportunistic purchases of other brand-name merchandise. Product diversity, in combination with the Company's store formats and commitment to customer service, is intended to attract a broad demographic cross-section of customers.

EXPANSION STRATEGIES

 . NEW STORE OPENINGS. Since its initial public offering in June 1992, Finish
  Line has expanded rapidly from 104 stores to 251 stores on November 30, 1996. The Company has opened 34 of the 35 new stores planned to open in fiscal 1997 and expects to open 45 to 55 new stores in fiscal 1998, which will represent increases of approximately 16% in fiscal 1997 and 18% to 22% in fiscal 1998. As a result of the Company's strategy of opening larger stores, including selected "large format" stores, the Company expects to have increased its total square footage at an annual rate of approximately 25% in its current fiscal year. As a result of the success of the Company's large format stores, continued strengthening of the Company's infrastructure and current operating results, the Company has recently revised its growth plan to accelerate its growth in total square footage to 35% in both fiscal 1998 and fiscal 1999 from previously planned increases of 25% in each of those years. The Company expects that its new stores will be in both new and existing geographic markets.

 . LARGER STORES. Over the past four years, the Company has adopted a strategy of opening larger stores. This strategy allows for greater product depth and merchandising flexibility, which the Company believes improves its ability to compete against both mall-based and non-mall-based athletic retailers, and will result in Finish Line's total square footage increasing at a faster rate than its store count. The traditional stores which the Company currently has firm commitments to open in fiscal 1998 average approximately 5,600 square feet. Since September 1995, the Company has opened three stores ranging in size from 20,000 to 25,000 square feet. These large format stores are upscale athletic specialty stores designed and merchandised into distinct departments to satisfy the needs of the entire family. These large format stores have generated encouraging results. The Company believes that it can effectively implement the merchandising presentation and atmosphere of this large format concept to stores exceeding 10,000 square feet in order to, among other things, take advantage of real estate opportunities. Based upon the expansion of the large format concept, the Company expects to open approximately ten additional stores utilizing this concept in fiscal 1998.

 . COMMITMENT TO CONTINUALLY STRENGTHEN INFRASTRUCTURE. Over the past two years,
  Finish Line has made a number of strategic infrastructure investments, including enhancements to its management, store formats, and distribution and information systems. Significant management additions and organizational changes include recruiting additional senior management professionals with significant industry experience and centralizing supervision of the Company's footwear and activewear/accessories departments to improve communication and coordination between the departments. In addition, staffs in both departments were increased to allow buyers and merchandisers to focus more time and attention on their product categories. The Company has also invested in its management information systems and distribution center by implementing EDI and radio frequency technology and is currently building a 130,000 square foot addition to the distribution center which is expected to be completed by June 1997. Management believes these infrastructure investments will improve the efficiency of the Company's inventory management and its response time and in-stock position thereby facilitating its continued growth.

  The Company believes that its operating and expansion strategies have contributed to its record of increasing net sales in each year since its founding. Over the past five years, net sales have increased at a 25% compound annual growth rate, and in fiscal 1996, net sales increased to $240.2 million, a 25% improvement over the prior year period. The increase in fiscal 1996 included a 3.4% comparable store net sales gain resulting in an increase in net sales per square foot to $308. This comparable store net sales growth, together with improved expense controls and the leveraging of net sales increases over its established infrastructure, have resulted in increased profits in recent years. Net income increased to $9.7 million in fiscal 1996, a 15% improvement over the prior year period.

  Net sales for the six months ended August 31, 1996 were $162.8 million, a 39.3% increase over net sales of $116.8 million for the same period in the prior year. Comparable store sales for the six month period ended August 31, 1996 increased 15.0% over the same period in the prior year. Net income for the six months ended August 31, 1996 was $9.5 million, which represents a 79.5% increase over net income of $5.3 million for the same period in the prior year and approximates net income for the entire previous fiscal year.

  The Company was incorporated in Delaware in 1992. The Company's principal offices are located at 3308 N. Mitthoeffer Road, Indianapolis, Indiana 46236, and its telephone number is (317) 899-1022.

                                  THE OFFERING

Class A Common Stock
 Offered by:
  Company...............  2,400,000 shares
  Selling Stockholders..    600,000 shares

Shares of Common Stock
 Outstanding after the
  Offering:(1)
  Class A Common Stock.. 16,940,774 shares
  Class B Common Stock..  9,001,474 shares
                         ----------
    Total Class A and
     Class B............ 25,942,248 shares
                         ==========
Voting Rights........... One vote per share of Class A Common Stock and ten votes per share of Class B Common Stock
Use of Proceeds......... To finance the accelerated expansion of the Company's store base as well as for potential acquisitions and
                          general corporate purposes.
Nasdaq National Market
 Symbol................. FINL

--------
(1) As of November 30, 1996. Excludes up to 840,852 shares of Class A Common Stock which are subject to stock options under the Company's 1992 Employee Stock Incentive Plan and Non-Employee Director Stock Option Plan.

                         SUMMARY FINANCIAL INFORMATION

           (IN THOUSANDS, EXCEPT PER SHARE AND STORE OPERATING DATA)


                                                              YEAR ENDED
                                   ----------------------------------------------------------------
                                   FEBRUARY 29, FEBRUARY 28, FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                     1992(1)      1993(1)        1994         1995         1996
                                   ------------ ------------ ------------ ------------ ------------
INCOME STATEMENT
 DATA:
 Net sales..........                 $98,420      $129,547     $157,011     $191,623     $240,155
 Cost of sales
  (including
  occupancy
  expenses).........                  65,246        85,724      107,491      132,726      168,912
                                     -------      --------     --------     --------     --------
 Gross profit.......                  33,174        43,823       49,520       58,897       71,243
 Selling, general
  and administrative
  expenses..........                  22,245        28,457       36,678       44,548       54,254
                                     -------      --------     --------     --------     --------
 Operating income...                  10,929        15,366       12,842       14,349       16,989
 Interest expense -
  net...............                     821           467          184          317          892
                                     -------      --------     --------     --------     --------
 Income before
  income taxes......                  10,108        14,899       12,658       14,032       16,097
 Provision for
  income taxes......                   4,043         5,960        5,063        5,618        6,439
                                     -------      --------     --------     --------     --------
 Net income.........                 $ 6,065      $  8,939     $  7,595     $  8,414     $  9,658
                                     =======      ========     ========     ========     ========
 Fully diluted net
  income per
  share(2)..........                 $   .34      $    .47     $    .37     $    .41     $    .47
                                     =======      ========     ========     ========     ========
 Weighted average
  shares(2)(3)......                  17,654        18,974       20,634       20,630       20,712
                                     =======      ========     ========     ========     ========
SELECTED STORE
 OPERATING DATA:
 Number of stores:
 Opened during
  period............                      20            27           35           30           35
 Closed during
  period............                       4             1            1            4            5
 Open at end of
  period............                     104           130          164          190          220
 Total square
  feet(4)...........                 340,362       435,784      565,588      691,831      870,340
 Average square feet per store(4).     3,273         3,352        3,449        3,641        3,956
 Net sales per
  square foot for
  stores open entire
  period............                 $   307      $    324     $    316     $    300     $    308
 Increase (decrease)
  in comparable
  store net
  sales(5)(6).......                     5.2%          8.3%        (2.3)%        1.7%         3.4%
                                     SIX MONTHS ENDED
                                   ---------------------
                                   AUGUST 31, AUGUST 31,
                                      1995       1996
                                   ---------- ----------
INCOME STATEMENT
 DATA:
 Net sales..........                $116,803   $162,750
 Cost of sales
  (including
  occupancy
  expenses).........                  81,236    111,755
                                   ---------- ----------
 Gross profit.......                  35,567     50,995
 Selling, general
  and administrative
  expenses..........                  26,373     35,079
                                   ---------- ----------
 Operating income...                   9,194     15,916
 Interest expense -
  net...............                     359         57
                                   ---------- ----------
 Income before
  income taxes......                   8,835     15,859
 Provision for
  income taxes......                   3,534      6,344
                                   ---------- ----------
 Net income.........                $  5,301   $  9,515
                                   ========== ==========
 Fully diluted net
  income per
  share(2)..........                $    .26   $    .42
                                   ========== ==========
 Weighted average
  shares(2)(3)......                  20,706     22,468
                                   ========== ==========
SELECTED STORE
 OPERATING DATA:
 Number of stores:
 Opened during
  period............                      17         17
 Closed during
  period............                       3          2
 Open at end of
  period............                     204        235
 Total square
  feet(4)...........                 768,987    993,841
 Average square feet per store(4).     3,770      4,229
 Net sales per
  square foot for
  stores open entire
  period............                $    160   $    182
 Increase (decrease)
  in comparable
  store net
  sales(5)(6).......                     2.7%      15.0%

                                                              AUGUST 31, 1996
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(7)
                                                            -------- -----------
BALANCE SHEET DATA:
 Working capital........................................... $ 75,246  $126,442
 Total assets..............................................  163,015   214,211
 Total debt................................................      --        --
 Stockholders' equity......................................  107,104   158,300

-------
(1) Financial information presented for fiscal 1992 and fiscal 1993 includes pro forma adjustments as reflected in notes 1 through 3 to "Selected Financial Data."
(2) Adjusted to give effect to the November 15, 1996 two-for-one stock split.
(3) Consists of weighted average common and common equivalent shares outstanding for the period.
(4) Computed as of the end of each period. Calculation for fiscal 1996 includes the Circle Centre Mall store which is 20,191 square feet in size. Calculation for the six months ended August 31, 1996 includes the Circle Centre Mall store, the Walden Galleria Mall store and the Park Meadows Mall store which are 20,191, 24,749 and 23,520 square feet in size, respectively. Without inclusion of these three stores, which are significantly larger than traditional stores, average square feet per store would have been 3,882 at February 29, 1996 and 3,989 at August 31, 1996.
(5) Calculated using only those stores that were open for the full current fiscal period and were also open for the full prior fiscal period.
(6) The increase in comparable store net sales is based on the actual number of days (generally 365 days) in each year. 1996 and 1992 were leap years with 366 days. If 365 days of sales were used for fiscal 1996, the increase in comparable store net sales would have been 3.1%. If 365 days of sales were used for fiscal 1992, the increase in comparable store net sales would have been 8.9% and 4.6% for fiscal 1993 and 1992, respectively.
(7) Adjusted to give effect to this offering and the application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"). Also, documents subsequently filed by the Company with the Securities and Exchange Commission and incorporated herein by reference will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. In analyzing an investment in the securities offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the risk factors described below.

DEPENDENCE ON MAJOR SUPPLIERS; PRODUCT AVAILABILITY

  The Company purchased approximately 70% and 80% of its merchandise in fiscal 1995 and fiscal 1996, respectively, from its five largest suppliers including approximately 40% and 50% from Nike in such years. For the first six months of fiscal 1997, the five largest suppliers represented approximately 90% of all purchases and Nike represented approximately 67% of all purchases. The Company expects Nike to continue to account for a larger percentage of its purchases in fiscal 1997 compared to fiscal 1996. The Company's inability to obtain merchandise in a timely manner from major suppliers (particularly Nike) could have a material adverse effect upon the Company's operations and financial condition. In addition, the Company's ability to implement its accelerated growth plan could be limited by the lack of such merchandise.

  Certain merchandise that is high profile and in high demand is limited by the suppliers based upon the suppliers' internal criteria. Although the Company has been able to purchase sufficient quantities of this merchandise in the past, there can be no assurance that the Company will continue to be allocated sufficient amounts of such merchandise in the future. In addition, because the Company's suppliers have a substantial amount of their product manufactured in foreign countries, the Company's ability to obtain sufficient quantities of merchandise on favorable terms may be affected by fluctuations in currency exchange rates and by governmental regulations and economic, labor and other conditions in the countries from which the Company's suppliers obtain their product. The People's Republic of China is a significant ultimate source of the Company's footwear and apparel merchandise. Revocation by the United States of the "most favored nation," non-discriminatory trading status of China could result in a substantial increase in tariff rates on goods imported from China and, therefore, could adversely affect the Company's operations. In addition, trade and other sanctions in the form of retaliatory duties or otherwise, which have and continue to be threatened against China, could restrict or eliminate certain imports from China and thereby adversely affect the Company's operations.

MERCHANDISE TRENDS

  Because the Company typically orders merchandise up to nine months prior to delivery, the Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business, financial condition and results of operations. In addition, if the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing habits, it may be faced with a significant amount of unsold inventory, which could have an adverse effect on the Company's financial condition and results of operations.

FUTURE GROWTH

  The Company has experienced significant growth in net sales, from $98.4 million in fiscal 1992 to $240.2 million in fiscal 1996, and from $116.8 million for the six months ended August 31, 1995 to $162.8 million for the six months ended August 31, 1996. Such growth has been a result of the increase in the number of Company stores, the success of the Company's large format stores, continued strengthening of the Company's infrastructure and increases in sales and net income from existing stores. The future sales growth of the Company will continue to depend on these factors. There can be no assurance that the Company will be able to lease favorable store sites on satisfactory terms and conditions, to hire and retain competent personnel to construct and open stores on a timely basis, or to operate the stores profitably, or that sales from existing stores will increase. See "Business--Expansion Strategies."

RETAIL INDUSTRY; SEASONALITY

  The Company's sales could be adversely affected by a weak retail environment. Footwear and activewear retailers are subject to general economic conditions and purchases of footwear and activewear may decline during recessionary periods. In addition, the Company's business tends to be seasonal with a large percentage of annual sales occurring during the "back-to-school" and year-end holiday periods and is also affected by adverse weather conditions. An economic downturn during these periods could adversely affect the Company to a greater extent than if such downturn occurred at other times of the year. The Company's ability to achieve a high level of sales is dependent in part on a high volume of mall traffic. Mall traffic may also be adversely affected by economic downturns and by poor performance by or the closing of "anchor" department stores.

DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends to a significant extent on the efforts and abilities of its executive officers. The loss of the services of certain of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel it requires to grow and operate profitably. The Company does not have employment or non-compete agreements with its executive officers. See "Management--Executive Officers and Directors."

COMPETITION

  The retail footwear, activewear and accessories business is highly competitive. Many of the stores with which the Company competes are units of large national or regional chains that have substantially greater financial and other resources than the Company. Among these stores are large athletic "superstores," some of which are owned by major suppliers of the Company. In many cases, the Company's stores are located in shopping centers or malls in which one or more of its competitors also has a store. Many of the items sold by the Company are sold by department stores, national and regional full line sporting goods stores, athletic footwear specialty stores, athletic footwear superstores, discount stores, traditional superstores and mass merchandisers. A significant change in price, level of promotion or other strategies by the Company's competitors could have a material adverse effect on the Company's results of operations. See "Business--Competition."

CONTROL OF COMPANY

  The Selling Stockholders (all of whom are officers and directors of the Company) and their family members own substantially all of the outstanding Class B Common Stock. As a result, upon the consummation of this offering the Selling Stockholders and their family members will still have approximately 84% of the aggregate voting power of the Company, which will allow them to control all actions to be taken by the stockholders, including the election of all directors to the Board of Directors. See "Selling Stockholders" and "Description of Capital Stock." This may have the effect of discouraging offers to acquire the Company.

EMPLOYEE COSTS

  Congress recently passed legislation which raised the federal minimum wage that employers must pay most employees and which will raise such minimum wage again in 1997. The Company currently employs approximately 3,700 employees on a part-time basis and 1,100 employees on a full-time basis. Management believes that if additional legislation was passed that substantially raised the minimum wage, the Company would have to raise the wages for a substantial number of its employees, thereby having an adverse effect on the Company's results of operations if such increased costs could not be offset by a reduction in other costs or be passed on to consumers through retail price increases.

VOLATILITY OF STOCK PRICE

  The trading price of the Class A Common Stock could be subject to wide fluctuations in response to variations in the Company's quarterly operating results, changes in earnings estimates by analysts, conditions in the Company's business or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. Such market fluctuations could have a material adverse effect on the market price for the Common Stock.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 2,400,000 shares of Class A Common Stock offered by it, after deducting the underwriting discount and offering expenses payable by the Company, are estimated to be $51,196,400, based on the last reported sale price of the Class A Common Stock on November 15, 1996. The Company intends to use the net proceeds of this offering to finance the accelerated expansion of the Company's store base as well as for potential acquisitions and general corporate purposes. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Class A Common Stock has been traded on Nasdaq National Market ("Nasdaq") since the Company's initial public offering in June 1992. The following table sets forth for the periods indicated the range of high and low sale prices of the Class A Common Stock as reported by Nasdaq, adjusted to give effect to the Company's two-for-one stock split effective at the close of business on November 15, 1996.

                                                                   HIGH   LOW
                                                                  ------ ------
      Fiscal 1995
        First Quarter............................................ $ 4.38 $ 2.88
        Second Quarter...........................................   5.25   2.94
        Third Quarter............................................   5.50   3.38
        Fourth Quarter...........................................   4.00   3.19
      Fiscal 1996
        First Quarter............................................ $ 4.63 $ 2.88
        Second Quarter...........................................   6.38   3.94
        Third Quarter............................................   4.82   4.00
        Fourth Quarter...........................................   4.63   3.25
      Fiscal 1997
        First Quarter............................................ $14.19 $ 4.38
        Second Quarter...........................................  16.00   9.88
        Third Quarter (through November 15, 1996)................  24.63  15.63

  On November 15, 1996, the reported last sale price of the Class A Common Stock, as reported by Nasdaq, was $22.63 per share (adjusted to give effect to a two-for-one stock split effective at the close of business on November 15,
1996). As of November 15, 1996, the approximate number of holders of record of Class A Common Stock was approximately 260. The Company believes that the number of beneficial holders of its Class A Common Stock was in excess of 500 as of that date.

                                DIVIDEND POLICY

  Since the Company's initial public offering in June 1992, the Company has not declared any dividends and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. In addition, the Company's unsecured committed loan agreement contains a provision limiting the Company's ability to pay dividends.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at August 31, 1996, and as adjusted to give effect to the sale of the 2,400,000 shares of Class A Common Stock offered by the Company hereby (assuming a per share offering price of $22.63, the reported last sale price on November 15, 1996) and the application by the Company of the estimated net proceeds therefrom as set forth under "Use of Proceeds." This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein.

                                                          AUGUST 31, 1996
                                                       -------------------------
                                                        ACTUAL     AS ADJUSTED
                                                       ----------- -------------
                                                       (DOLLARS IN THOUSANDS)
Short-term debt....................................... $       --   $       --
                                                       ===========  ===========
Long-term debt........................................ $       --   $       --
                                                       -----------  -----------
Stockholders' equity:
  Preferred Stock, par value $.01 per share, 1,000,000
   shares authorized; none outstanding................         --           --
  Common Stock, par value $.01 per share, 42,000,000
   shares authorized:
    Class A Common Stock, 30,000,000 shares
     authorized; 13,464,000 shares outstanding
     (16,464,000 as adjusted)(1)(2)...................         135          165
    Class B Common Stock, 12,000,000 shares
     authorized; 9,869,000 outstanding (9,269,000 as
     adjusted)(1).....................................          99           93
  Additional paid-in capital(1).......................      64,684      115,856
  Retained earnings...................................      42,186       42,186
                                                       -----------  -----------
    Total stockholders' equity........................     107,104      158,300
                                                       -----------  -----------
      Total capitalization............................ $   107,104  $   158,300
                                                       ===========  ===========

--------
(1) Adjusted to give pro forma effect to the Company's two-for-one stock split effective at the close of business on November 15, 1996.
(2) Excludes up to 840,852 shares of Class A Common Stock which are subject to stock options under the Company's 1992 Employee Stock Incentive Plan and Non-Employee Director Stock Option Plan.

                            SELECTED FINANCIAL DATA

           (IN THOUSANDS, EXCEPT PER SHARE AND STORE OPERATING DATA)

  The selected financial data in the following table for the five years in the period ended February 29, 1996 are derived from the financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The selected financial data for the six months ended August 31, 1995 and 1996 have been derived from the Company's unaudited financial statements. The selected store operating data and the pro forma income statement data for the periods set forth below are unaudited. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and Notes thereto and other financial information included elsewhere herein.

                                                     YEAR ENDED                               SIX MONTHS ENDED
                          ----------------------------------------------------------------- ---------------------
                          FEBRUARY 29, FEBRUARY 28,  FEBRUARY 28, FEBRUARY 28, FEBRUARY 29, AUGUST 31, AUGUST 31,
                              1992         1993          1994         1995         1996        1995       1996
                          ------------ ------------  ------------ ------------ ------------ ---------- ----------
INCOME STATEMENT DATA:
 Net sales..............    $98,420      $129,547      $157,011     $191,623     $240,155    $116,803   $162,750
 Cost of sales
  (including occupancy
  expenses).............     65,246        85,724       107,491      132,726      168,912      81,236    111,755
                            -------      --------      --------     --------     --------    --------   --------
 Gross profit...........     33,174        43,823        49,520       58,897       71,243      35,567     50,995
 Selling, general and
  administrative
  expenses(1)...........     23,642        28,667        36,678       44,548       54,254      26,373     35,079
                            -------      --------      --------     --------     --------    --------   --------
 Operating income.......      9,532        15,156        12,842       14,349       16,989       9,194     15,916
 Interest expense - net.        821           467           184          317          892         359         57
                            -------      --------      --------     --------     --------    --------   --------
 Income before income
  taxes.................      8,711        14,689        12,658       14,032       16,097       8,835     15,859
 Provision for income
  taxes.................         97         2,812(2)      5,063        5,618        6,439       3,534      6,344
                            -------      --------      --------     --------     --------    --------   --------
 Net income.............    $ 8,614      $ 11,877      $  7,595     $  8,414     $  9,658    $  5,301   $  9,515
                            =======      ========      ========     ========     ========    ========   ========
PRO FORMA INCOME
 STATEMENT DATA(3):
 Pro forma income before
  income taxes..........    $10,108      $ 14,899
 Pro forma provision for
  income taxes..........      4,043         5,960
                            -------      --------
 Pro forma net income...    $ 6,065      $  8,939
                            =======      ========
SHARE DATA:
 Fully diluted net
  income per share (pro
  forma for fiscal 1992
  and 1993)(3)(4).......    $   .34      $    .47      $    .37     $    .41     $    .47    $    .26   $    .42
                            =======      ========      ========     ========     ========    ========   ========
 Weighted average
  shares(4)(5)..........     17,654        18,974        20,634       20,630       20,712      20,706     22,468
                            =======      ========      ========     ========     ========    ========   ========
SELECTED STORE OPERATING
 DATA:
 Number of stores:
  Opened during period..         20            27            35           30           35          17         17
  Closed during period..          4             1             1            4            5           3          2
  Open at end of period.        104           130           164          190          220         204        235
 Total square feet(6)...    340,362       435,784       565,588      691,831      870,340     768,987    993,841
 Average square feet per
  store(6)..............      3,273         3,352         3,449        3,641        3,956       3,770      4,229
 Net sales per square
  foot for stores open
  entire period.........    $   307      $    324      $    316     $    300     $    308    $    160   $    182
 Increase (decrease) in
  comparable store net
  sales(7)(8)...........        5.2%          8.3%         (2.3)%        1.7%         3.4%        2.7%      15.0%
BALANCE SHEET DATA:
 Working capital........    $ 7,061      $ 24,066      $ 28,132     $ 30,050     $ 32,453      29,635   $ 75,246
 Total assets...........     41,102        60,688        72,884       88,535      114,972     107,147    163,015
 Total debt.............      9,555         2,612         2,000        5,025        9,500       4,500        --
 Redeemable common
  stock.................      1,997           --            --           --           --          --         --
 Stockholders' equity...     14,086        37,461        45,073       53,487       63,148      58,791    107,104

--------
(1) Includes executive compensation expense for the Selling Stockholders of $2,647, $1,454, $1,147, $1,348 and $1,159, in fiscal 1992, 1993, 1994,
    1995 and 1996, respectively, and $576 and $498 in the six months ended August 31, 1995 and August 31, 1996, respectively.
(2) Reflects the effect of the Company's treatment as a C corporation rather than an S corporation after June 11, 1992, including a one-time deferred tax credit of $1,108.
(3) Reflects the effect on the historical income statement data for fiscal 1992 and fiscal 1993 as if the Company (i) had paid its four Selling Stockholders (who are also executive officers) annual executive compensation aggregating $1,250 and (ii) had been treated as a C corporation rather than an S corporation for income tax purposes, with an assumed effective tax rate of 40%.
(4) Adjusted to give effect to the November 15, 1996 two-for-one stock split.
(5) Consists of weighted average common and common equivalent shares outstanding for the period.
(6) Computed as of the end of each period. Calculation for fiscal 1996 includes the Circle Centre Mall store which is 20,191 square feet in size. Calculation for the six months ended August 31, 1996 includes the Circle Centre Mall store, the Walden Galleria Mall store and the Park Meadows Mall store which are 20,191, 24,749 and 23,520 square feet in size, respectively. Without inclusion of these three stores, which are significantly larger than traditional stores, average square feet per store would have been 3,882 at February 29, 1996 and 3,989 at August 31, 1996.
(7) Calculated using only those stores that were open for the full current fiscal period and were also open for the full prior fiscal period.
(8) The increase in comparable store net sales is based on the actual number of days (generally 365 days) in each year. 1996 and 1992 were leap years with 366 days. If 365 days of sales were used for 1996, the increase in comparable store net sales would have been 3.1%. If 365 days of sales were used for 1992, the increase in comparable store net sales would have been 8.9% and 4.6% for fiscal 1993 and 1992, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Financial Statements and Notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

  The Company's net sales grew from $98.4 million in fiscal 1992 to $240.2 million in fiscal 1996 as a result of the Company's store expansion program and increased sales from existing stores. During that period, the number of stores increased from 104 to 220, total square feet increased from 340,362 to 870,340 and sales per square foot ranged from $307 in fiscal 1992, to a high of $324 in fiscal 1993 and was $308 in fiscal 1996. The Company believes the growth in sales per square foot through fiscal 1993 was attributable to several factors including improvements in the Company's management and control systems, increased availability and demand for higher priced athletic footwear, and greater emphasis on opening stores in higher traffic mall locations, which resulted in greater sales from less square footage.

  The decrease in sales per square foot in fiscal 1994 was a result of a decrease in the average selling price of footwear, a more competitive and promotional retail environment and a 2.9% increase in the average square feet per store from 3,352 in fiscal 1993 to 3,449 in fiscal 1994. The decrease in the average selling price of footwear in fiscal 1994 was in part a reflection of an apparent trend in the fashion portion of the business toward a non-athletic look and by a more competitive and promotional retail environment. These factors also negatively affected the Company's gross margin in fiscal 1994. The continued decrease in sales per square foot in fiscal 1995 was a result of the continued competitive and promotional retail environment along with a 5.6% increase in the average square feet per store from 3,449 in fiscal 1994 to 3,641 in fiscal 1995. The increase in sales per square foot in fiscal 1996 was a result of the 3.4% increase in comparable store net sales along with improved performance from the 30 existing stores open only part of fiscal 1995.

  The Company's comparable store net sales growth was 5.2%, 8.3%, (2.3)%, 1.7% and 3.4% in fiscal 1992, 1993, 1994, 1995, and 1996, respectively. The comparable store net sales increase of 3.4% in fiscal 1996 consisted of an increase of 1.0% in footwear and 8.9% in activewear/accessories. On a quarterly basis, comparable store sales increases (decreases) for fiscal 1996 were 6.8%, (0.6)%, 0.6% and 7.0% for the first, second, third and fourth quarters, respectively. The comparable store sales increases for the first and second quarter of fiscal 1997 were 12.6% and 16.9%, respectively.

  The table below sets forth operating data of the Company as a percentage of net sales for the periods indicated below.

                                           YEAR ENDED                 SIX MONTHS ENDED
                             -------------------------------------- ---------------------
                             FEBRUARY 28, FEBRUARY 28, FEBRUARY 29, AUGUST 31, AUGUST 31,
                                 1994         1995         1996        1995       1996
                             ------------ ------------ ------------ ---------- ----------
   INCOME STATEMENT DATA:
    Net sales..............     100.0%       100.0%       100.0%      100.0%     100.0%
    Cost of sales
     (including occupancy
     expenses).............      68.5         69.3         70.3        69.5       68.7
                                -----        -----        -----       -----      -----
    Gross profit...........      31.5         30.7         29.7        30.5       31.3
    Selling, general and
     administrative
     expenses..............      23.4         23.2         22.6        22.6       21.6
                                -----        -----        -----       -----      -----
    Operating income.......       8.1          7.5          7.1         7.9        9.7
    Interest expense
     (income) - net........       0.1          0.2          0.4          .3        --
                                -----        -----        -----       -----      -----
    Income before income
     taxes.................       8.0          7.3          6.7         7.6        9.7
    Provision for income
     taxes.................       3.2          2.9          2.7         3.1        3.9
                                -----        -----        -----       -----      -----
    Net income.............       4.8%         4.4%         4.0%        4.5%       5.8%
                                =====        =====        =====       =====      =====

SIX MONTHS ENDED AUGUST 31, 1996 COMPARED TO SIX MONTHS ENDED AUGUST 31, 1995

  Net sales increased 39.3% ($45.9 million) to $162.8 million for the six months ended August 31, 1996 from $116.8 million for the six months ended August 31, 1995. Of this increase, $21.9 million was attributable to a 15.2% increase in the number of stores open (35 stores opened less 4 stores closed) during the period from 204 at August 31, 1995 to 235 at August 31, 1996. The balance of the increase was due to a $5.4 million increase in net sales from the 17 stores open only part of the first six months of last year and a comparable store sales increase of 15.0% for the six months ended August 31, 1996. Comparable net footwear sales for the six months ended August 31, 1996 increased approximately 14.8%. Comparable net activewear and accessories increased approximately 15.4% for the comparable period. Net sales per square foot increased to $182 for the current six month period from $160 for the same period of the prior year.

  Gross profit for the six months ended August 31, 1996 was $51.0 million, an increase of $15.4 million over the six months ended August 31, 1995. During this same period, gross profit increased to 31.3% of net sales versus 30.5% for the prior year. Of this .8% increase, .6% was due to a decrease in occupancy expenses as a percentage of net sales and a .2% increase in margins for products sold.

  Selling, general and administrative expenses for the six months ended August 31, 1995 were $26.4 million, an increase of $8.7 million or 33.0% over the same period in the prior year, and decreased to 21.6% from 22.6% as a percentage of net sales. This dollar increase was primarily attributable to the operating costs related to operating 31 additional stores at August 31, 1996 versus August 31, 1995. The decrease as a percentage of sales is primarily a result of the comparable store net sales increase of 15.0% for the six months ended August 31, 1996 compared to the same period in the prior year along with improved expense controls as well as the application of certain administrative and other overhead costs over an increased net sales base.

  Net interest expense decreased to $57,000 for the six months ended August 31, 1996, from $359,000 for the six months ended August 31, 1995, a decrease of $302,000 or 84.1%. This decrease resulted from the proceeds of the secondary offering being used to repay all existing outstanding indebtedness under its unsecured committed Loan Agreement with the remainder of the proceeds being invested in short term interest bearing instruments.

  The Company's provision for federal and state income taxes increased $2.8 million for the six months ended August 31, 1996. The increase is due to the increased level of income before income taxes for the six months ended August 31, 1996, as the effective tax rate was 40% for each of the comparable six month periods.

  Fully diluted net income per share increased 61.5% to $.42 for the six months ended August 31, 1996 compared to fully diluted net income per share of $.26 for the six months ended August 31, 1995. Weighted average shares outstanding were 22,468,000 and 20,706,000, respectively, for the six months ended August 31, 1996 and 1995.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net sales for fiscal 1996 were $240.2 million, an increase of $48.6 million or 25.3% over fiscal 1995. Of this increase, $29.0 million was attributable to a 15.8% increase in the number of stores open during the period from 190 at the end of fiscal 1995 to 220 at the end of fiscal 1996 and a corresponding 25.8% increase in total square footage. The balance of the increase in net sales was attributable to (i) an increase of $14.7 million from the 30 existing stores open only part of fiscal 1995, (ii) an increase of $7.0 million in net sales from existing stores open the entire twelve months of fiscal 1996 and 1995 and (iii) less $2.1 million in net sales for stores closed in fiscal 1996 but open for the entire twelve months of fiscal 1995. During fiscal 1996, comparable store net sales increased 3.4% compared to fiscal 1995. Comparable net footwear sales increased 1.0% for fiscal 1996 and comparable net activewear and accessories sales increased 8.9%. Net sales per square foot increased in fiscal 1996 to $308 from $300 in fiscal 1995. The average selling price of footwear increased approximately 1.3% in fiscal 1996.

  Gross profit, which is product margin less store occupancy costs, for fiscal 1996 was $71.2 million, an increase of $12.3 million, or 21.0%, over fiscal 1995. As a percentage of net sales, gross profit decreased to 29.7% in fiscal 1996 from 30.7% in fiscal 1995. Of the 1.0% decrease, 0.6% was due to lower margins for products sold, 0.2% was due to an increase in the Company's reserve for inventory shrink and the remaining 0.2% decrease was due to an increase in occupancy costs as a percentage of net sales. The 0.6% decrease in product margin was primarily due to a competitive and promotional retail environment, particularly in the year-end holiday selling season.

  Selling, general and administrative expenses in fiscal 1996 were $54.3 million, an increase of $9.7 million or 21.8% over fiscal 1995, and decreased to 22.6% from 23.2% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 35 additional stores opened during fiscal 1996. The decrease as a percentage of sales is primarily a result of the comparable store net sales increase of 3.4% for fiscal 1996 along with improved expense controls as well as the application of certain administrative and other overhead costs over an increased net sales base.

  Net interest expense for fiscal 1996 was $892,000, an increase of $575,000 or 181.4%. This increase resulted from a higher average balance outstanding on the Company's Facility Agreement due to an increase in the number of stores in operation, the funding of new store expansion and related inventory requirements, and an increase in the merchandise inventories on a per square foot basis. Partially offsetting the increase in interest expense was a decrease in the Company's average interest rate on outstanding borrowings.

  Income tax expense was $6.4 million for fiscal 1996 compared to $5.6 million for fiscal 1995. The increase in the Company's provision for federal and state taxes in fiscal 1996 is due to the increased level of income before income taxes as the effective tax rate was 40% for each of the comparable periods.

  Fully diluted net income per share increased 14.6% to $.47 for fiscal 1996 compared to $.41 for fiscal 1995. Weighted average shares outstanding were 20,712,000 and 20,630,000, respectively, for fiscal 1996 and fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

  Net sales for fiscal 1995 were $191.6 million, an increase of $34.6 million or 22.0% over fiscal 1994. Of this increase, $19.8 million was attributable to a 15.9% increase in the number of stores open during the period from 164 at the end of fiscal 1994 to 190 at the end of fiscal 1995 and a corresponding 22.3% increase in total square footage. The balance of the increase in net sales was attributable to (i) an increase of $14.4 million from the 33 existing stores open only part of fiscal 1994, (ii) an increase of $2.1 million in net sales from existing stores open the entire twelve months of fiscal 1995 and 1994 and (iii) less $1.7 million in net sales for stores closed in fiscal 1995 but open for the entire twelve months of fiscal 1994. During fiscal 1995, comparable store net sales increased 1.7% compared to fiscal 1994. Comparable net footwear sales for fiscal 1995 increased 3.9%. Partially offsetting the increase in footwear sales was a 3.4% decrease in comparable net activewear and accessories sales for the comparable period. Net sales per square foot decreased in fiscal 1995 to $300 from $316 during fiscal 1994, primarily as a result of opening larger stores. The average selling price of footwear increased approximately 1.5% in fiscal 1995.

  Gross profit, which includes product margin less store occupancy costs, for fiscal 1995 was $58.9 million, an increase of $9.4 million or 18.9% over fiscal 1994. As a percentage of net sales, gross profit decreased to 30.7% in fiscal 1995 from 31.5% in fiscal 1994. Of this 0.8% decrease, 0.7% was due to an increase in occupancy costs as a percentage of net sales with the remaining 0.1% decrease due to lower margins for products sold. The Company's fiscal 1995 operating results were adversely affected, particularly through the first six months, by an apparent trend in the fashion portion of the business toward a non-athletic look and a more competitive and promotional retail environment which resulted in lower margins. The 0.7% increase in occupancy costs resulted primarily from (i) a 5.6% increase in the average store size from 3,449 in fiscal 1994 to 3,641 in fiscal 1995, and (ii) a continued increase in other mall charges (i.e., common area maintenance, real estate taxes, and insurance) on a per square foot basis versus fiscal 1994.

  Selling, general and administrative expenses in fiscal 1995 were $44.5 million, an increase of $7.9 million or 21.5% over fiscal 1994, and decreased to 23.2% from 23.4% as a percentage of net sales. This dollar increase was primarily attributable to the operating costs related to the 30 additional stores opened during fiscal 1995. The decrease as a percentage of sales is primarily a result of the comparable store net sales increase of 1.7% for fiscal 1995 along with improved expense controls as well as the application of certain administrative and other overhead costs over an increased net sales base.

  Net interest expense for fiscal 1995 was $317,000, an increase of $133,000 or 72.3%. This increase resulted from a higher average balance outstanding on the Company's Facility Agreement due to an increase in the number of stores and an expansion of the Company's distribution center, as well as higher average interest rates for fiscal 1995.

  Income tax expense was $5.6 million for fiscal 1995 compared to $5.1 million for fiscal 1994. The increase in the Company's provision for federal and state taxes in fiscal 1995 is due to the increased level of income before income taxes as the effective tax rate was 40% for each of the comparable periods.

  Fully diluted net income per share increased 10.8% to $.41 for fiscal 1995 compared to $.37 for fiscal 1994. Weighted average shares outstanding were 20,630,000 and 20,634,000, respectively, for fiscal 1995 and 1994.

QUARTERLY COMPARISONS

  The Company's merchandise is marketed during all seasons, with the highest volume of merchandise sold during the second and fourth fiscal quarters as a result of back-to-school and year-end holiday shopping. The third fiscal quarter has traditionally had the lowest volume of merchandise sold and the lowest results of operations.

  The table below sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 1997 through August 31, 1996 and for fiscal 1996 and fiscal 1995. This quarterly information is unaudited but, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.

                                 QUARTER ENDED
                          -----------------------------
                             MAY 31,      AUGUST 31,
                              1996           1996
                          -------------  --------------
                            (DOLLARS IN THOUSANDS,
                            EXCEPT PER SHARE DATA)
Net sales...............  $71,744 100.0% $91,006  100.0%
Cost of sales (including
 occupancy expenses)....   50,212  70.0   61,543   67.6
                          ------- -----  -------  -----
Gross profit............   21,532  30.0   29,463   32.4
Selling, general and
 administrative
 expenses...............   16,042  22.4   19,037   20.9
                          ------- -----  -------  -----
Operating income........    5,490   7.6   10,426   11.5
Interest expense (in-
 come)--net.............      194    .3     (137)   (.1)
                          ------- -----  -------  -----
Income before income
 taxes..................    5,296   7.3   10,563   11.6
Provision for income
 taxes..................    2,119   2.9    4,225    4.6
                          ------- -----  -------  -----
Net income..............  $ 3,177   4.4% $ 6,338    7.0%
                          ======= =====  =======  =====
Fully diluted net income
 per share..............  $   .15        $   .27
                          =======        =======

                                               QUARTER ENDED
                          ----------------------------------------------------------
                             MAY 31,      AUGUST 31,    NOVEMBER 30,   FEBRUARY 29,
                              1995           1995           1995           1996
                          -------------  -------------  -------------  -------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............  $52,219 100.0% $64,584 100.0% $52,729 100.0% $70,623 100.0%
Cost of sales (including
 occupancy expenses)....   36,341  69.6   44,895  69.5   37,770  71.6   49,906  70.7
                          ------- -----  ------- -----  ------- -----  ------- -----
Gross profit............   15,878  30.4   19,689  30.5   14,959  28.4   20,717  29.3
Selling, general and
 administrative
 expenses...............   12,358  23.7   14,015  21.7   13,356  25.3   14,525  20.5
                          ------- -----  ------- -----  ------- -----  ------- -----
Operating income........    3,520   6.7    5,674   8.8    1,603   3.1    6,192   8.8
Interest expense........      130   0.2      229   0.3      305   0.6      228   0.3
                          ------- -----  ------- -----  ------- -----  ------- -----
Income before income
 taxes..................    3,390   6.5    5,445   8.5    1,298   2.5    5,964   8.5
Provision for income
 taxes..................    1,356   2.6    2,178   3.4      519   1.0    2,386   3.4
                          ------- -----  ------- -----  ------- -----  ------- -----
Net income..............  $ 2,034   3.9% $ 3,267   5.1% $   779   1.5% $ 3,578   5.1%
                          ======= =====  ======= =====  ======= =====  ======= =====
Fully diluted net income
 per share..............  $   .10        $   .16        $   .04        $   .17
                          =======        =======        =======        =======

                                               QUARTER ENDED
                          ----------------------------------------------------------
                             MAY 31,      AUGUST 31,    NOVEMBER 30,   FEBRUARY 28,
                              1994           1994           1994           1995
                          -------------  -------------  -------------  -------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............  $42,174 100.0% $55,843 100.0% $41,198 100.0% $52,408 100.0%
Cost of sales (including
 occupancy expenses)....   29,447  69.8   38,280  68.5   28,945  70.3   36,054  68.8
                          ------- -----  ------- -----  ------- -----  ------- -----
Gross profit............   12,727  30.2   17,563  31.5   12,253  29.7   16,354  31.2
Selling, general and
 administrative
 expenses...............    9,965  23.6   12,152  21.8   10,839  26.3   11,592  22.1
                          ------- -----  ------- -----  ------- -----  ------- -----
Operating income........    2,762   6.6    5,411   9.7    1,414   3.4    4,762   9.1
Interest expense........       47   0.1      111   0.2      107   0.2       52   0.1
                          ------- -----  ------- -----  ------- -----  ------- -----
Income before income
 taxes..................    2,715   6.5    5,300   9.5    1,307   3.2    4,710   9.0
Provision for income
 taxes..................    1,086   2.6    2,119   3.8      523   1.3    1,890   3.6
                          ------- -----  ------- -----  ------- -----  ------- -----
Net income..............  $ 1,629   3.9% $ 3,181   5.7% $   784   1.9% $ 2,820   5.4%
                          ======= =====  ======= =====  ======= =====  ======= =====
Fully diluted net income
 per share..............  $   .08        $   .15        $   .04        $   .14
                          =======        =======        =======        =======

LIQUIDITY AND CAPITAL RESOURCES

  The Company financed the opening of new stores and the resulting increase in inventory requirements principally from operating cash flow, borrowings under the Facility (as defined below) and the proceeds of the Company's public offering completed on June 19, 1996. Net cash provided by operations was $9.6 million, $3.9 million and $6.2 million for fiscal 1994, 1995 and 1996, respectively, and $6.6 million and $14.2 million for the six months ended August 31, 1995 and August 31, 1996, respectively. At August 31, 1996, the Company had cash and cash equivalents of $31.9 million and short-term investments of $5.0 million and no interest bearing debt. The short-term investments range in maturity from 90 days to 180 days while the majority of cash equivalents are invested in tax exempt instruments with maturities of one to seven days.

  The Company had a net use of cash from its investing activities, of $8.9 million and $6.3 million for the six months ended August 31, 1996 and 1995, respectively. Of the $8.9 million in 1996, $4.0 million was due to new stores construction and $4.9 million was for short-term investments.

  The Company had positive working capital of $75.2 million at August 31, 1996 which was an increase of $42.7 million from the working capital of $32.5 million at February 29, 1996. This increase was primarily the result of the Company's completion of its secondary public offering on June 19, 1996 which provided net proceeds of $33.6 million plus net income of $9.5 million for the six month period ended August 31, 1996 which was reinvested in working capital.

  Merchandise inventories were $83.0 million at August 31, 1996 compared to $76.1 million at February 29, 1996. On a per square foot basis, merchandise inventories at August 31, 1996 decreased 8.3% compared to August 31, 1995, and were 4.4% lower than at February 29, 1996. The Company believes present levels are appropriate for the selling season and reflect a reduction of aged inventory.

  Effective September 1, 1996, the Company amended its unsecured committed Loan Agreement (the "Facility") dated July 20, 1995 with a commercial bank. The amendment extended the maturity to September 1, 1999 and set the credit available at $30.0 million. At August 31, 1996 there were no borrowings outstanding under the Facility.

  The Facility contains restrictive covenants which limit, among other things, mergers and dividends. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0 and a tangible net worth of not less than $69.3 million and funded debt to total capitalization (as defined) may not exceed 40%. As of November 30, 1996, the Company is in compliance with all such covenants.

  The interest rate on the Facility is, at the Company's election, either the bank's Federal Funds Rate plus .625%, the bank's Libor Rate plus 0.5% or the bank's prime commercial lending rate. The margin percentage added to the Federal Funds Rate, and Libor Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined).

  Capital expenditures were $10.0 million and $10.2 million for fiscal 1995 and fiscal 1996, respectively. Expenditures in fiscal 1996 were primarily for the build out of 32 of the 35 stores that were opened during fiscal 1996 (including one large format store), the remodeling of 7 existing stores, the build out of the first three stores that were opened in fiscal 1997 and the addition of 40,000 square feet of floor space in the existing warehouse through the addition of a mezzanine level. Expenditures in fiscal 1995 were primarily for the build out of 24 of the 30 stores that were opened during fiscal 1995, the remodeling of 10 existing stores, the build out of the first three stores that were opened in fiscal 1996 and the addition of 64,000 square feet of warehouse space along with additional conveyor and material handling equipment.

  Capital expenditures were $6.4 million and $4.0 million for the six months ended August 31, 1995 and August 31, 1996, respectively. Expenditures in the six months ended August 31, 1996 were primarily for the opening of 17 new stores (including two large format stores), the remodeling of two existing stores and the commencement of a 130,000 square foot addition to the existing distribution center. The Company anticipates that total capital expenditures for fiscal 1997 and for fiscal 1998 will be approximately $11.0 million and approximately $20.0 million, respectively.

  The Company estimates that its cash requirement to open a traditional format new store (up to 10,000 square feet) will range from $350,000 to $400,000 (net of construction allowance) and from $900,000 to $1.9 million (net of construction allowance) for a large format new store (10,000 to 25,000 square feet). These requirements for a traditional store include approximately $175,000 for fixtures, equipment, leasehold improvements and pre-opening expenses and $325,000 ($200,000 net of payables) in new store inventory. The cash requirements for a large format store include approximately $500,000 to $1.0 million for fixtures, equipment, leasehold improvements and pre-opening expenses and $1.5 million ($900,000 net of payables) in new store inventory.

  Management believes that operating cash flow, borrowings under the Company's existing Facility, cash on hand and the net proceeds to be received by the Company from the offering contemplated by this Prospectus will be sufficient to finance the accelerated expansion of the Company's store base, potential acquisitions and to satisfy other capital requirements through fiscal 1998.

                                   BUSINESS

GENERAL

  Finish Line is one of the largest specialty retailers of brand name athletic, outdoor and casual footwear, activewear and accessories in the United States. As of November 30, 1996, the Company will operate 251 stores in 27 states, primarily in enclosed malls. A Finish Line store generally carries the largest selection of men's, women's and children's athletic and casual shoes in the mall in which it is located, as well as a broad assortment of activewear and accessories all at competitive prices. Brand names offered by the Company include Nike, Fila, adidas, Reebok, Starter, Champion, Asics, Airwalk, Logo Athletic, Timberland and Converse.

  The Company distinguishes itself from other athletic footwear specialty retailers through its relatively large, mall-based store format. Finish Line's stores average approximately 4,300 square feet, and its stores opened through November 30, 1996 during fiscal 1997 will average approximately 6,200 square feet. The Company strives to create an exciting and entertaining retail environment by continually updating its unique and highly functional store designs, while its larger store size permits greater product depth and merchandising flexibility. Since activewear and accessories generally carry higher gross margins, Finish Line devotes a greater percentage of its sales area to such products than typical athletic footwear specialty stores. Activewear and accessories accounted for approximately 33% of the Company's net sales in fiscal 1996.

OPERATING STRATEGIES

 . EMPHASIS ON CUSTOMER SERVICE AND CONVENIENCE. The Company is committed to making shopping for athletic footwear and activewear an enjoyable experience for its customers by providing convenient mall-based store locations with highly functional store designs, offering competitive prices on brand name products, maintaining optimal in-stock levels of merchandise and employing knowledgeable and courteous sales associates.

 . INVENTORY MANAGEMENT. The Company's advanced information and distribution systems enable it to track inventory in each store by SKU on a daily basis, giving the Company the flexibility to merchandise its products effectively. In addition, these systems allow the Company to respond promptly to changing customer preferences and to maintain optimal inventory levels. The Company's inventory management system features automatic replenishment driven by point-of-sale data capture and a highly automated distribution center, which enables the Company to ship merchandise to each store every third day.

 . PRODUCT DIVERSITY; BROAD DEMOGRAPHIC APPEAL. The Company stocks its stores with a combination of the newest high profile and brand name merchandise, unique products manufactured exclusively for the Company, as well as promotional and opportunistic purchases of other brand-name merchandise. Product diversity, in combination with the Company's store formats and commitment to customer service, is intended to attract a broad demographic cross-section of customers.

EXPANSION STRATEGIES

 . NEW STORE OPENINGS. Since its initial public offering in June 1992, Finish
  Line has expanded rapidly from 104 stores to 251 stores on November 30, 1996. The Company has opened 34 of the 35 new stores planned to open in fiscal 1997 and expects to open 45 to 55 new stores in fiscal 1998, which will represent increases of approximately 16% in fiscal 1997 and 18% to 22% in fiscal 1998. As a result of the Company's strategy of opening larger stores, including selected large format stores, the Company expects to have increased its total square footage at an annual rate of approximately 25% in its current fiscal year. As a result of the success of the Company's large format stores, continued strengthening of the Company's infrastructure and current operating results, the Company has recently revised its growth plan to accelerate its growth in total square footage to 35% in both fiscal 1998 and fiscal 1999 from previously planned increases of 25% in each of those years. The Company expects that its new stores will be in both new and existing geographic markets.

 . LARGER STORES. Over the past four years, the Company has adopted a strategy of opening larger stores. This strategy allows for greater product depth and merchandising flexibility, which the Company believes improves its ability to compete against both mall-based and non-mall-based athletic retailers, and will result in Finish

 Line's total square footage increasing at a faster rate than its store count. The traditional stores which the Company currently has firm commitments to open in fiscal 1997 average approximately 5,600 square feet. Since September 1995, the Company has opened three stores ranging in size from 20,000 to 25,000 square feet. These large format stores are upscale athletic specialty stores designed and merchandised into distinct departments to satisfy the needs of the entire family. These large format stores have generated encouraging results. The Company believes that it can effectively implement the merchandising presentation and atmosphere of this large format concept to stores exceeding 10,000 square feet in order to, among other things, take advantage of real estate opportunities. Based upon the expansion of the large format concept, the Company expects to open approximately ten additional stores utilizing this concept in fiscal 1998.

 . COMMITMENT TO CONTINUALLY STRENGTHEN INFRASTRUCTURE. Over the past two years, Finish Line has made a number of strategic infrastructure investments, including enhancements to its management, store formats, and distribution and information systems. Significant management additions and organizational changes include recruiting additional senior management professionals with significant industry experience and centralizing supervision of the Company's footwear and activewear/accessories departments to improve communication and coordination between the departments. In addition, staffs in both departments were increased to allow buyers and merchandisers to focus more time and attention on their product categories. The Company has also invested in its management information systems and distribution center by implementing EDI and radio frequency technology and is currently building a 130,000 square foot addition to the distribution center which is expected to be completed by June 1997. Management believes these infrastructure investments will improve efficiency of the Company's inventory management and its response time and in-stock position thereby facilitating its continued growth.

  The Company believes that its operating and expansion strategies have contributed to its record of increasing net sales in each year since its founding. Over the past five years, net sales have increased at a 25% compound annual growth rate, and in fiscal 1996, net sales increased to $240.2 million, a 25% improvement over the prior year period. The increase in fiscal 1996 included a 3.4% comparable store net sales gain resulting in an increase in net sales per square foot to $308. This comparable store net sales growth, together with improved expense controls and the leveraging of net sales increases over its established infrastructure, have resulted in increased profits in recent years. Net income increased to $9.7 million in fiscal 1996, a 15% improvement over the prior year period.

  Net sales for the six months ended August 31, 1996 were $162.8 million, a 39.3% increase over net sales of $116.8 for the same period in the prior year. Comparable store sales for the six month period ended August 31, 1996 increased 15.0% over the same period in the prior year. Net income for the six months ended August 31, 1996 was $9.5 million, which represents a 79.5% increase over net income of $5.3 million for the same period in the prior year and approximates net income for the entire previous fiscal year.

MERCHANDISE

  The following table sets forth the percentage of net sales attributable to the categories of footwear, activewear and related accessories during the periods indicated. These percentages fluctuate substantially during the different consumer buying seasons. To take advantage of this seasonality, the Company's stores are designed to allow a shift in emphasis in the merchandise mix between footwear and activewear/accessory items.

                                              YEAR ENDED                 SIX MONTHS ENDED
                                -------------------------------------- ---------------------
                                FEBRUARY 28, FEBRUARY 28, FEBRUARY 29, AUGUST 31, AUGUST 31,
                                    1994         1995         1996        1995       1996
                                ------------ ------------ ------------ ---------- ----------
      Footwear................       69%          69%          67%         73%        74%
      Activewear/Accessories..       31           31           33          27         26
                                    ---          ---          ---         ---        ---
          Total...............      100%         100%         100%        100%       100%
                                    ===          ===          ===         ===        ===

  Merchandising decisions, including merchandise mix, pricing, promotions and markdowns, are made at the corporate headquarters. The store manager and district manager, along with management at the Company's headquarters, review the merchandise mix to adapt to permanent or temporary changes or sales trends.

 Footwear

  The Company carries footwear from Nike, Fila, adidas, Reebok, Asics, Timberland, Airwalk, Converse and many others. Major categories of footwear include basketball, cross-training, running, aerobic, tennis, cleated, golf, outdoor, casual and lifestyle. Most of the categories are available in men's, women's and children's styles.

 Activewear/Accessories

  The activewear and accessories offered by the Company include products from many of the same companies that supply the Company's footwear such as Nike, adidas, Fila and Reebok. Additional suppliers include Starter, Champion, Logo Athletic, along with outdoor apparel from Columbia and Timberland. Categories of activewear consist of jackets, caps, tops, bottoms, windwear, running wear, warm-ups, fleece, fitness wear and sports-casual wear. Many of these categories include licensed products bearing the logos of college and professional teams. Among the accessories offered by the Company are socks, athletic bags and shoe-care products. The Company's vendors offer footwear, apparel and accessories in "collections" of similar design and for specific purposes.

MARKETING

  The Company attempts to price its merchandise competitively with athletic specialty and sporting goods stores in the trade area of each Company store. While the majority of merchandise is sold at the Company's regular retail prices, the Company conducts promotions which generally revolve around themes such as back-to-school, holiday seasons and vendor weeks. In addition, the Company frequently promotes individual items.

  The Company advertises through many different media, including television, radio, newspaper and outdoor advertising. The Company also contributes to mall merchant association funds which will advertise both the mall and individual stores within the mall. In-store promotions with point-of-purchase materials are also an important part of the Company's marketing strategy.

  The Company also takes advantage of advertising and promotional assistance from many of its suppliers. This assistance takes the form of cooperative advertising programs, in-store sales incentives, point-of-purchase materials, product training for employees and other programs. Total advertising expense for fiscal 1996 and for the first six months of fiscal 1997 was 1.5% and 1.9% of net sales, respectively, after deducting co-op reimbursements, and the Company expects that total advertising expense as a percentage of net sales for fiscal 1997 will approximate that of the prior fiscal year. These percentages fluctuate substantially during the different consumer buying seasons. The Company believes that it benefits significantly from the advertising campaigns of its key suppliers, such as Nike, Fila, adidas, Reebok and Starter.

PURCHASING AND DISTRIBUTION

  The Company's product purchasing is coordinated through a centralized merchandising department under the direction of a Vice President--Senior General Merchandise Manager. The merchandise department is currently comprised of 27 persons. A General Merchandise Manager oversees the footwear and softgoods divisions. The footwear division consists of a Divisional Merchandise Manager, four buyers and two associate buyers. The softgoods division consists of a Divisional Merchandise Manager, four buyers and one associate buyer. The buying divisions are supported by the planning and distribution division which consists of a Director of Planning and Distribution, two planners and seven merchandisers and one administrative assistant.

  The Company believes that its ability to buy in large quantities directly from suppliers enables it to obtain favorable pricing and trade terms. The Company works with approximately 130 suppliers, the largest of which (Nike) accounted for approximately 40% and 50% of the Company's purchases in fiscal 1995 and fiscal 1996, respectively. The Company purchased approximately 70% and 80% of its merchandise in fiscal 1995 and fiscal 1996, respectively, from its five largest suppliers. For the first six months of fiscal 1997, Nike represented approximately 67% of all purchases and the five largest suppliers represented approximately 90%. The Company and its vendors have the capability to use EDI technology. See "Risk Factors--Dependence on Major Suppliers; Product Availability."

  The Company's corporate headquarters and distribution center are located on 33 acres in Indianapolis, Indiana. The facility was designed to the Company's requirements and specifications and is owned by the Company. It includes automated conveyor and storage rack systems designed to reduce labor costs, increase efficiency in processing merchandise and enhance space productivity. This facility includes 24,000 square feet of office space and 128,000 square feet of warehouse space. During fiscal 1996, the Company added 40,000 square feet of floor space in the existing warehouse through the addition of a mezzanine level at a cost of approximately $1.5 million, and is currently building a 130,000 square foot addition to the existing distribution center which is expected to be completed by June 1997. The Company believes it has the ability to significantly expand the facility, as needed, on its existing 33 acres.

  In fiscal 1996, the Company implemented new management computer software for distribution center processing that features "radio frequency" technology. Management believes that this new software should improve response time and accuracy and allow for real-time tracking of inventory within the distribution center.

  Nearly all of the Company's merchandise is shipped directly from suppliers to the distribution center, where the Company processes and ships it by contract and common carriers to its stores. Each day shipments are made to one-third of the Company's stores. In any three-week period, each Company store will receive five shipments. A shipment is received one to three days from the date that the order is filled depending on the store's distance from the distribution center. The Company maintains approximately one month's supply of merchandise at the distribution center.

  The Company believes that the distribution center, including planned future expansion, will enable it to continue to service its stores, including additional stores, for the foreseeable future.

MANAGEMENT INFORMATION SYSTEMS

  The Company has a computerized management information system that includes a network of computers at corporate headquarters used by management to support decision making along with PC based point-of-sale (POS) computers at the stores. The store computers are connected via modem to the corporate headquarters computers. The system also features a perpetual inventory system which permits corporate management to review daily each store's inventory by department, class and stockkeeping unit (SKU), as well as current sales data. This system includes an automated replenishment system that allows the Company to replace faster-selling items on a more timely basis. Other functions in the system include accounting, distribution, inventory tracking and control. In fiscal 1996, the Company completed the replacement of all existing store registers with PC based POS systems which provide increased productivity at the store level along with additional controls and efficiencies at the Company's headquarters.

  Also during fiscal 1996, the Company upgraded its computer system at the corporate headquarters which the Company believes will adequately serve its needs for the foreseeable future.

STORE OPERATIONS

  The Company will operate 251 stores as of November 30, 1996, which are primarily located in enclosed shopping malls. The Company's typical store format has a sales floor, which includes a try-on area and a display area where each style of footwear carried in the store is displayed by category (basketball, tennis, running, etc.), and an adjacent stock room where the footwear inventory is kept. The Company's stores currently range in size from 1,200 to 10,750 square feet plus the three recently opened large format stores which are approximately 20,200, 23,500 and 24,750 square feet in size. The sales floor represents approximately 65% to 75% of the total store space. In addition to its typical store format, the Company operates approximately 30 stores utilizing a "rack store" format, where footwear inventory is kept on the sales floor.

  In order to keep its stores fresh and exciting, the Company has developed a strategy of consolidating older merchandise in one or more stores in each district for additional or final markdown. These stores are generally located in strip shopping centers or mixed use outlet centers because these locations typically have lower occupancy costs and investments in leasehold improvements, allowing the Company to sell merchandise at lower prices.

  Substantially all merchandise decisions with respect to prices, markdowns and advertising are controlled by management at the corporate headquarters. The Company has a national sales manager and regional and district managers who visit each of the Company's stores on a regular basis to review the implementation of Company policy, monitor operations and review inventories and the presentation of merchandise. Accounting and general financial functions for the Company's stores are conducted at corporate headquarters. Each of the Company's stores has a store manager responsible for supervision and overall operations, one or more assistant managers and additional full- and part-time sales associates. Management believes that the Company's store format and customer service help to reduce inventory shrinkage, which was approximately 1.25% of net sales in fiscal 1996.

  The national, regional, district and store managers receive a fixed salary and are eligible for bonuses, based primarily on sales, payroll and shrinkage performance goals of the stores for which they are responsible. All assistant store managers and sales associates are paid on an hourly basis.

STORE LOCATIONS

  The Company will operate 251 stores in 27 states as of November 30, 1996. The following table sets forth information concerning the Company's stores.

                                 TOTAL NUMBER                      TOTAL NUMBER
      STATE                       OF STORES   STATE                 OF STORES
      -----                      ------------ -----                ------------
      Alabama...................       1      Missouri............       5
      Arkansas..................       2      Nebraska............       4
      Colorado..................       1      New York............       9
      Florida...................      13      North Carolina......      13
      Georgia...................      11      Ohio................      38
      Illinois..................      17      Oklahoma............       6
      Indiana...................      23      Pennsylvania........      17
      Iowa......................       4      South Carolina......       2
      Kansas....................       5      Tennessee...........       8
      Kentucky..................       6      Texas...............      23
      Louisiana.................       5      Virginia............       9
      Maryland..................       6      West Virginia.......       5
      Michigan..................      10      Wisconsin...........       6
      Mississippi...............       2

  The Company considers its ability to obtain attractive, high traffic store locations such as enclosed malls to be a critical element of its business and a key factor in the Company's future growth and profitability. The Company believes that the number of desirable store sites likely to be available in the future will permit the Company to implement its revised growth strategy and accelerate its growth in total square footage. In determining new store locations, the Company evaluates market areas, mall locations, "anchor" stores, consumer traffic, mall sales per square foot, competition and occupancy, construction and other costs associated with opening a store.

  The Company leases all of its stores. Initial lease terms of the Company's stores generally range from five to ten years in duration without renewal options, although some of the stores are subject to leases for five years with one or more renewal options. The leases generally provide for a fixed minimum rental plus a percentage of sales in excess of a specified amount.

COMPETITION

  The business in which the Company is engaged is highly competitive and many of the items sold by the Company are sold by department stores, national and regional full line sporting goods stores, athletic footwear specialty stores, athletic footwear superstores, discount stores, traditional shoe stores and mass merchandisers. Many of the stores with which the Company competes are units of large national and regional chains that have substantially greater financial and other resources than the Company. Among these stores are stores that are owned by major suppliers of the Company. To a lesser extent, the Company competes with mail order and local sporting goods and athletic specialty stores. In many cases, the Company's stores are located in shopping centers or malls in which one or more of its competitors also has a store. The leases that the Company enters into generally do not restrict the opening of stores by the Company's competitors in the same mall carrying merchandise similar to that of the Company.

  The Company has been able to compete favorably with these competitors by operating attractive, well-stocked stores in high retail traffic areas, with competitive prices and knowledgeable and courteous customer service. The Company attempts to keep its prices competitive with athletic specialty and sporting goods stores in the trade area of a particular Company store, including competitors that are not necessarily located in high traffic enclosed malls like the Company's stores. The Company seeks to achieve this objective by effectively mixing high profile and brand name merchandise with promotional and opportunistic purchases of other brand name merchandise and by controlling expenses, especially administrative and overhead expenses, with small, efficient departments throughout its organization.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

                                                                                 EXECUTIVE OFFICER
NAME                     AGE                      POSITION                       OR DIRECTOR SINCE
----                     ---                      --------                       -----------------
Alan H. Cohen...........  49 Chairman of the Board of Directors, President and
                              Chief Executive Officer                                  1976
David I. Klapper........  48 Executive Vice President, Director                        1976
David M. Fagin..........  52 Executive Vice President, Secretary and Director          1982
Larry J. Sablosky.......  47 Executive Vice President, Director                        1982
Joseph W. Wood..........  49 Vice President--Senior General Merchandise Manager        1995
Steven J. Schneider.....  41 Vice President--Finance and Chief Financial Officer       1989
Donald E. Courtney......  42 Vice President--MIS and Distribution                      1989
George S. Sanders.......  38 Vice President--Real Estate and Construction              1994
Michael L. Marchetti....  46 Vice President--Operations                                1995
Jonathan K. Layne.......  43 Director                                                  1992
Jeffrey H. Smulyan......  49 Director                                                  1992

  Mr. Alan H. Cohen, a co-founder of the Company, has served as President and Chief Executive Officer and a director of the Company since May 1982. Since 1976, Mr. Cohen has been involved in the athletic retail business as principal co-founder of Athletic Enterprises, Inc. (one of the predecessor companies of the Company). Mr. Cohen is an attorney, and practiced law from 1973 through 1981.

  Mr. David I. Klapper, a co-founder of the Company, has served as Executive Vice President and a director of the Company since May 1982. Since 1976, Mr. Klapper has been involved in the athletic retail business as principal co-founder of Athletic Enterprises, Inc. (one of the predecessor companies of the Company).

  Mr. David M. Fagin, a co-founder of the Company, has served as Executive Vice President, Secretary and a director of the Company since May 1982. Prior to 1982, Mr. Fagin was self-employed as a manufacturer representative for sporting goods companies. Mr. Fagin has been involved in the athletic retail industry for over 25 years.

  Mr. Larry J. Sablosky, a co-founder of the Company, has served as Executive Vice President and a director of the Company since May 1982. Prior to 1982, Mr. Sablosky was employed in a family retail business for over 10 years. Mr. Sablosky has been involved in the retail industry for over 20 years.

  Mr. Joseph W. Wood has served as Vice President--Senior General Merchandise Manager of the Company since January 1995. From May 1993 to December 1994, Mr. Wood served as Executive Vice President and Chief Operating Officer of Just For Feet, a superstore athletic footwear retailer. From October 1986 to May 1993, Mr. Wood served as Senior Vice President and General Merchandise Manager of the Athlete's Foot Group, a mall based athletic footwear retailer.

  Mr. Steven J. Schneider has served as Vice President--Finance and Chief Financial Officer of the Company since April 1989. From August 1984 to March 1989, Mr. Schneider was employed as Assistant Controller for Paul Harris Stores, Inc., a women's apparel retailer. Mr. Schneider, a Certified Public Accountant, was employed by a national accounting firm for two years and has been engaged in various financial positions in the retail industry for 15 years.

  Mr. Donald E. Courtney has served as Vice President--MIS and Distribution of the Company since August 1989. From August 1988 to August 1989, Mr. Courtney served as Director of MIS and Distribution for the Company. From August 1976 to August 1988, Mr. Courtney was employed by Guarantee Auto Stores, Inc., an automotive retailer. At the time Mr. Courtney left Guarantee Auto Stores, he held the position of VicePresident--MIS and Distribution. Mr. Courtney has been involved in the retail industry for 18 years.

  Mr. George S. Sanders has served as Vice President--Real Estate and Store Construction since April 1994. From February 1993 to April 1994, Mr. Sanders served as Director of Real Estate of the Company. From 1983 to February 1993, Mr. Sanders was employed by Melvin Simon and Associates, a real estate developer and manager. At the time Mr. Sanders left Melvin Simon and Associates, he held the position of Senior Leasing Representative.

  Mr. Michael L. Marchetti has served as Vice President--Store Operations since September 1995. From May 1990 to September 1995, Mr. Marchetti was employed by Champs Sports, a division of Woolworth Corporation, the last five years of which he served as Regional Vice President. Mr. Marchetti has been involved in the retail industry for over 25 years.

  Mr. Jonathan K. Layne has served as a director of the Company since June 1992. Mr. Layne has been a partner of the law firm of Gibson, Dunn & Crutcher LLP since 1987, where he specializes in corporate and securities law matters. Mr. Layne was an associate with Gibson, Dunn & Crutcher LLP from 1979 to 1986. Mr. Layne is also a member of the Boards of Directors of Amwest Insurance Group, Inc., an insurance holding company, K-Swiss Inc., a manufacturer of athletic footwear and Maxwell Shoe Company, Inc., a manufacturer of women's casual and dress footwear.

  Mr. Jeffrey H. Smulyan has served as a director of the Company since June 1992. Mr. Smulyan has served since 1986 as Chairman of the Board and President of Emmis Broadcasting Corporation, an owner and operator of radio stations. Mr. Smulyan served as Chairman of the Seattle Mariners professional baseball team from 1989 until 1992 and was the principal owner of Seattle Baseball, L.P., which owned the Mariners prior to their sale in July 1992.

  Each director holds office until the next annual meeting of stockholders or until his successor has been elected and qualified. Officers are appointed by and serve at the discretion of the Board of Directors. There are no family relationships among any directors or executive officers of the Company.

  The Board of Directors has two committees. The Audit Committee is comprised of Messrs. Cohen, Layne, and Smulyan. The Compensation and Stock Option Committee is comprised of Messrs. Smulyan and Layne.

EXECUTIVE COMPENSATION

  The following Summary Compensation Table shows compensation paid by the Company for services rendered during fiscal years 1996, 1995, and 1994 for the Chief Executive Officer at the end of the last fiscal year and the five most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 in fiscal year 1996.

                          SUMMARY COMPENSATION TABLE

                                                   LONG TERM COMPENSATION
                                                -----------------------------
                                 ANNUAL
                              COMPENSATION             AWARDS         PAYOUTS
                             ---------------    --------------------- -------
                                                RESTRICTED SECURITIES
                                                  STOCK    UNDERLYING  LTIP    ALL OTHER
  NAME AND PRINCIPAL         SALARY   BONUS      AWARD(S)   OPTIONS/  PAYOUTS COMPENSATION
       POSITION         YEAR ($)(1)  ($)(2)         $       SAR'S(#)    ($)      ($)(3)
  ------------------    ---- ------- -------    ---------- ---------- ------- ------------
Alan H. Cohen           1996 265,000 116,706       --           --      --          --
 CEO, President and     1995 250,000  90,000       --           --      --       30,000
 Chairman of the Board  1994 250,000  42,511       --           --      --       29,193
Larry J. Sablosky       1996 225,000  99,090       --           --      --       17,879
 Executive Vice
  President             1995 250,000  90,000       --           --      --       30,000
                        1994 250,000  30,788       --           --      --       29,193
Joseph W. Wood          1996 172,632  80,685(4)    --        10,000     --          --
 Vice President--Senior
  General               1995  26,559     --        --        80,000     --          --
 Merchandise Manager    1994     --      --        --           --      --          --
David I. Klapper        1996 175,000  51,380       --           --      --       17,879
 Executive Vice
  President             1995 250,000  90,000       --           --      --       30,000
                        1994 250,000  42,511       --           --      --       29,193
David M. Fagin          1996 175,000  51,380       --           --      --       17,879
 Executive Vice
  President,            1995 250,000  90,000       --           --      --       30,000
 and Secretary          1994 250,000  30,805       --           --      --       29,193

--------
(1) From the Company's initial public offering in June 1992 through fiscal 1995, Messrs. Cohen, Klapper, Fagin and Sablosky were compensated at an annualized base rate of $250,000.
(2) Cash bonuses for services rendered in fiscal 1996 have been listed in the year earned; however, the stated amounts were actually paid in the subsequent fiscal year.
(3) The stated amounts are Company contributions to The Finish Line, Inc. Profit Sharing Plan. Mr. Cohen elected not to participate in the plan for plan year ended October 31, 1995. Mr. Wood was not eligible to participate in the plan during his first year of employment.
(4) $30,000 of the stated amount was paid in January 1996 as a signing bonus which was paid at the end of Mr. Wood's first full year of employment.

DIRECTOR COMPENSATION

  Directors who are employees of the Company are not compensated for serving as directors. Directors who are not employees of the Company are paid $2,500 per annum and an additional $2,500 per meeting for attending regular meetings of the Board of Directors and are reimbursed for expenses incurred in attending regular, special and committee meetings. In addition, Directors who are not employees of the Company receive options to purchase 6,000 shares of Class A Common Stock upon their first election to the Board and an additional 4,000 options for each year they serve on the Board.

                             SELLING STOCKHOLDERS

  The following table sets forth information as to the current ownership of the Class A and Class B Common Stock by the persons named below (the "Selling Stockholders"), and as adjusted to reflect the sale of 2,400,000 shares of Class A Common Stock by the Company and 600,000 shares of Class A Common Stock by the Selling Stockholders.

                      SHARES BENEFICIALLY OWNED                                  SHARES TO BE BENEFICIALLY OWNED
                        PRIOR TO THE OFFERING                                          AFTER THE OFFERING
                 -------------------------------------------             -------------------------------------------------------
                      CLASS A             CLASS B                             CLASS A             CLASS B
                 ------------------- -----------------------  SHARES TO  ------------------- -----------------------
                             PERCENT                 PERCENT BE SOLD IN              PERCENT                 PERCENT PERCENT OF
NAME AND                       OF                      OF        THE                   OF                      OF    CLASS A AND
ADDRESS(1)       SHARES(2)    CLASS   SHARES          CLASS  OFFERING(3) SHARES(2)    CLASS   SHARES          CLASS    CLASS B
----------       ---------   ------- ---------       ------- ----------- ---------   ------- ---------       ------- -----------
Alan H. Cohen...  94,000(4)     .7%  2,802,086(5)     29.2%    176,188    94,000(4)     .6%  2,625,898(5)     29.2%     10.5%
David I.
 Klapper........  97,000(4)     .7%  2,799,086(5)(6)  29.2     176,188    97,000(4)     .6%  2,622,898(5)(6)  29.2      10.5
David M. Fagin..      --        --   1,861,508(7)     19.4     121,749        --        --   1,739,759(7)     19.3       6.7
Larry J.
 Sablosky.......  70,000(4)     .5%  1,999,054(5)(8)  20.8     125,875    70,000(4)     .4%  1,873,179(5)(8)  20.8       7.5

-------
(1) The address of each is 3308 North Mitthoeffer Road, Indianapolis, Indiana 46236.
(2) Excludes shares of Class B Common Stock convertible into a corresponding number of Class A Common Stock.
(3) Consists of shares of Class B Common Stock that the Selling Stockholders will convert immediately prior to the closing of this offering into the same number of shares of Class A Common Stock, which shares will then be sold in this offering.
(4) Represents shares of Class A Common Stock which were gifted on October 22, 1996 to private charitable foundations established by the Selling Stockholders who retain voting and investment power with respect to such shares.
(5) Includes 512,096 shares of Class B Common Stock for each of Messrs. Cohen and Klapper and 371,992 for Mr. Sablosky held as trustee of various trusts for the benefit of their respective minor children.
(6) Includes 685,714 shares held by Mr. Klapper as general partner of a family partnership.
(7) Includes 66,108 shares held by Mr. Fagin's spouse and includes 13,164 shares held by Mr. Fagin as custodian for his minor children. Excludes an aggregate of 139,740 shares held by Mr. Fagin's son and daughter who are over the age of 21. Mr. Fagin disclaims beneficial ownership of all securities held by other members of his household.
(8) Includes 9,968 shares held by Mr. Sablosky's spouse and includes 11,632 shares held by Mr. Sablosky as custodian for his minor children. Also includes 119,496 shares held by a trust for Mr. Sablosky's minor children under a Trust Agreement pursuant to which he serves as a co-trustee. Mr. Sablosky disclaims beneficial ownership of all securities held by other members of his household.

  If the Underwriters' over-allotment option is exercised in full, Messrs. Cohen, Klapper, Fagin and Sablosky will sell in this offering a total of 308,329, 308,329, 213,061 and 220,281 shares of Class A Common Stock, respectively, and therefore will own 2,493,757, 2,490,757, 1,648,447 and 1,778,773 shares of Class B Common Stock, respectively, after completion of this offering.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 1,000,000 shares of Preferred Stock, par value $.01 per share, and 42,000,000 shares of Common Stock, par value $.01 per share.

COMMON STOCK

  Each share of Common Stock is designated as either Class A Common Stock or Class B Common Stock. The Company is authorized to issue 30,000,000 shares of Class A Common Stock and 12,000,000 shares of Class B Common Stock. As of the close of business on November 15, 1996, there were 13,940,774 shares of Class A Common Stock outstanding and 9,601,474 shares of Class B Common Stock outstanding. Substantially all of the outstanding Class B Common Stock is held by the Selling Stockholders and their family members. Upon the closing of this offering, there will be 16,940,774 shares of Class A Common Stock and 9,001,474 shares of Class B Common Stock outstanding. Authorized shares of Class A Common Stock will be increased by an amount equal to any corresponding decrease determined by the Board of Directors in the number of authorized shares of Class B Common Stock. The issued and outstanding shares of Class A Common Stock and Class B Common Stock have been, and the shares of Class A Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable.

  The Board of Directors has determined not to issue additional shares of Class B Common Stock, except in conjunction with stock splits, reverse stock splits, stock dividends, reclassifications and similar transactions and events regarding the Class A Common Stock that would otherwise have the effect of changing the conversion rights of the Class B Common Stock relative to the Class A Common Stock (the "Adjustments").

  Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

  While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share (subject to the Adjustments) of Class A Common Stock at the option of the Class B stockholder. All shares of Class B Common Stock shall automatically convert to shares of Class A Common Stock (on a share-for-share basis, subject to the Adjustments) on the earliest record date for an annual meeting of the Company's stockholders on which the number of shares of Class B Common Stock outstanding is less than 5% of the total number of shares of Common Stock outstanding. Shares of Class B Common Stock may not be transferred to third parties (except for transfers to certain family members and in other limited circumstances). Any impermissible transfer of shares of Class B Common Stock will result in the automatic conversion of such shares into shares of Class A Common Stock.

  Subject to the preferences applicable to Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and Preferred Stock preferences, if any. In the case of dividends or other distributions payable in Common Stock, shares of Class A Common Stock will be distributed with respect to Class A Common Stock, and shares of Class B Common Stock shall be distributed with respect to Class B Common Stock unless the Board of Directors determines to distribute shares of Class A Common Stock with respect to Class B Common Stock. In all other respects each share of Class A Common Stock and Class B Common Stock will be treated equally with respect to dividends and distributions.

  Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except that, in the case of a proposed amendment to the Company's Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A

Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors. Immediately after this offering, the Selling Stockholders and their family members will hold all the outstanding shares of Class B Common Stock, which together with their beneficial ownership of Class A Common Stock constitute approximately 84% of the voting power of the outstanding Common Stock, which will allow them to control all actions to be taken by the stockholders, including the election of all directors to the Board of Directors. See "Selling Stockholders" and "Risk Factors."

  The Company's Board of Directors has six members. Either the directors or the stockholders may amend the Bylaws to change the size of the Board, subject to the requirement in the Restated Certificate of Incorporation that the entire Board must consist of at least four and no more than 12 directors. The directors stand for reelection at each annual meeting of the stockholder and vacancies on the Board, including a vacancy caused by an increase in the size of the Board, may be filled by the remaining directors. Any stockholder entitled to vote at a meeting regarding the election of directors may nominate a person for election as a director, provided that the stockholder gives the Company written notice of the nomination at least 90 days before the meeting (or if later, the seventh day after the first public announcement of the date of such meeting), which notice must contain specified information about the stockholder and the nominee.

  The Company's Restated Certificate of Incorporation provides that any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if the Company receives consents signed by stockholders having the minimum number of vote that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This would permit the Selling Stockholders to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations, or raise other matters at a meeting. However, the Company does not presently expect the written consent procedure to be utilized in the future.

  The Company's Transfer Agent and Registrar for the Class A and Class B Common Stock is American Stock Transfer & Trust Co. The Class A Common Stock is traded on the Nasdaq under the symbol "FINL."

PREFERRED STOCK

  The Company's Board of Directors is authorized without further action by the stockholders to issue, from time to time, shares of Preferred Stock in one or more class or series, and to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per slide), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any unissued shares or wholly unissued series of Preferred Stock, and the number of shares constituting any such class or series and the designation thereof, and to increase or decrease the number of shares of any such class or series subsequent to the issuance of shares of such class or series, but not below the amount then outstanding.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Class A Common Stock set forth opposite the name of such Underwriter.

                                                                NUMBER OF SHARES
                                                                   OF CLASS A
     NAME                                                         COMMON STOCK
     ----                                                       ----------------
     Smith Barney Inc. ........................................
     A.G. Edwards & Sons, Inc. ................................
     Oppenheimer & Co., Inc. ..................................
                                                                   ---------
         Total.................................................    3,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment options described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc., A.G. Edwards & Sons, Inc. and Oppenheimer & Co., Inc. are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain
dealers at a price which represents a concession not in excess of $    per
share under the public offering price. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

  The Selling Stockholders have granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 450,000 additional shares of Class A Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  The Company and the Selling Stockholders have agreed that, for a period of 120 days from the date of this Prospectus, and the remaining executive officers and directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Class A Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Class A Common Stock of the Company, except for the sale of up to 80,000 shares by certain executive officers.

  The Company, the Selling Stockholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters from making a market in the Class A Common Stock of the Company during the two business days prior to commencement of sales in this Offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A under the Securities Exchange Act of 1934, as amended ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Class A Common Stock of the Company during the Cooling Off Period. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Jonathan K. Layne, who is a member of the Company's Board of Directors, is a partner of Gibson, Dunn & Crutcher LLP. Kirkland & Ellis, Chicago, Illinois, will act as counsel to the Underwriters.

                                    EXPERTS

  The financial statements (including the schedule incorporated by reference) of The Finish Line, Inc. at February 28, 1995 and February 29, 1996, and for each of the three years in the period ended February 29, 1996, appearing in this Prospectus and Registration Statement (as defined below) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act with respect to the securities covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy statements and other information that has been filed electronically by the Company with the Commission. The address of the Commission's web site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended May 31, 1996 and August 31, 1996; (iii) the Company's Registration Statement on Form 8-A filed May 20, 1992; (iv) the Current Report on Form 8-K dated June 5, 1996; and (v) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all the securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to The Finish Line, Inc., Attention: Chief Financial Officer, 3308 N. Mitthoeffer Road, Indianapolis, Indiana 46236, telephone number (317) 899-1022.

                             THE FINISH LINE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................   F-3
Audited Financial Statements
Balance Sheets as of February 28, 1995 and February 29, 1996..............   F-4
Statements of Income for the Years Ended February 28, 1994, February 28,
 1995 and February 29, 1996...............................................   F-6
Statements of Cash Flows for the Years Ended February 28, 1994, February
 28, 1995 and February 29, 1996...........................................   F-7
Statements of Changes in Stockholders' Equity for the Years Ended February
 28, 1994, February 28, 1995 and February 29, 1996........................   F-8
Notes to Financial Statements.............................................   F-9
Unaudited Financial Statements
Balance Sheets as of February 29, 1996 and August 31, 1996................  F-15
Statements of Income for the Six Months Ended August 31, 1995 and August
 31, 1996.................................................................  F-17
Statements of Cash Flows for the Six Months Ended August 31, 1995 and
 August 31, 1996..........................................................  F-18
Notes to Financial Statements.............................................  F-19

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                        REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
THE FINISH LINE, INC.

  We have audited the accompanying balance sheets of The Finish Line, Inc. as of February 28, 1995 and February 29, 1996, and the related statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Finish Line, Inc. at February 28, 1995 and February 29, 1996 and the results of its operations and its cash flows for each of the three years in the period ended February 29, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Fort Wayne, Indiana
March 26, 1996, except for Note 8, as to which the date is November 15, 1996

                             THE FINISH LINE, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                       FEBRUARY 28, FEBRUARY 29,
                                                           1995         1996
                                                       ------------ ------------

                        ASSETS
CURRENT ASSETS:
Cash and cash equivalents.............................   $   978      $  1,686
Accounts receivable...................................     1,914         1,099
Merchandise inventories...............................    55,498        76,088
Deferred income taxes.................................     1,367         1,608
Other.................................................       682           524
                                                         -------      --------
    Total current assets..............................    60,439        81,005
PROPERTY AND EQUIPMENT:
Land..................................................       315           315
Building..............................................     4,114         4,156
Leasehold improvements................................    20,861        26,898
Furniture, fixtures and equipment.....................     7,732        11,235
Construction in progress..............................     1,975           596
                                                         -------      --------
                                                          34,997        43,200
Less accumulated depreciation.........................     9,029        11,441
                                                         -------      --------
                                                          25,968        31,759
OTHER ASSETS:
Deferred income taxes.................................     1,981         2,208
Other.................................................       147           --
                                                         -------      --------
                                                           2,128         2,208
                                                         -------      --------
      Total assets....................................   $88,535      $114,972
                                                         =======      ========

                            See accompanying notes.

                             THE FINISH LINE, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      FEBRUARY 28, FEBRUARY 29,
                                                          1995         1996
                                                      ------------ ------------
                                LIABILITIES AND
                              STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable.....................................   $19,272      $ 29,717
Notes payable to bank................................     3,025         9,500
Employee compensation and related payroll taxes......     2,570         3,234
Accrued interest.....................................         9            56
Accrued income taxes.................................     2,460         2,074
Accrued property and sales tax.......................     1,282         1,869
Other liabilities and accrued expenses...............     1,771         2,102
                                                        -------      --------
    Total current liabilities........................    30,389        48,552
LONG-TERM LIABILITIES:
Deferred rent payments...............................     2,659         3,272
Long-term debt.......................................     2,000           --
                                                        -------      --------
                                                          4,659         3,272
STOCKHOLDERS' EQUITY:
Preferred Stock, $.01 par value; 1,000 shares
 authorized; none issued.............................       --            --
Common Stock, $.01 par value
  Class A:
   Shares authorized--20,000
   Shares issued and outstanding (1995--8,118; 1996--
    8,162)...........................................        40            41
  Class B:
   Shares authorized--12,000
   Shares issued and outstanding (1995--12,512;
    1996--12,470)....................................        63            62
  Additional paid-in capital.........................    30,371        30,374
  Retained earnings..................................    23,013        32,671
                                                        -------      --------
    Total stockholders' equity.......................    53,487        63,148
                                                        -------      --------
      Total liabilities and stockholders' equity.....   $88,535      $114,972
                                                        =======      ========

                            See accompanying notes.

                             THE FINISH LINE, INC.

                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       YEAR ENDED
                                         --------------------------------------
                                         FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
Net sales...............................   $157,011     $191,623     $240,155
Cost of sales (including occupancy
 expenses)..............................    107,491      132,726      168,912
                                           --------     --------     --------
Gross profit............................     49,520       58,897       71,243
Selling, general and administrative
 expenses...............................     36,678       44,548       54,254
                                           --------     --------     --------
Operating income........................     12,842       14,349       16,989
Interest expense........................        184          317          892
                                           --------     --------     --------
Income before income taxes..............     12,658       14,032       16,097
Provision for federal and state income
 taxes..................................      5,063        5,618        6,439
                                           --------     --------     --------
Net income..............................   $  7,595     $  8,414     $  9,658
                                           ========     ========     ========
Fully diluted net income per share......   $    .37     $    .41     $    .47
                                           ========     ========     ========
Weighted average shares and share
 equivalents............................     20,634       20,630       20,712
                                           ========     ========     ========

                            See accompanying notes.

                             THE FINISH LINE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       YEAR ENDED
                                         --------------------------------------
                                         FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
OPERATING ACTIVITIES:
Net income.............................    $  7,595     $  8,414     $  9,658
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation and amortization........       2,018        2,888        3,982
  Deferred income taxes................        (589)        (835)        (468)
  (Gain) loss on disposal of property
   and equipment.......................           4          (15)         213
  Changes in operating assets and
   liabilities:
   Accounts receivable.................        (412)        (881)         815
   Merchandise inventories.............      (6,059)      (9,568)     (20,590)
   Other current assets................         120         (280)         158
   Tax deposits and other assets.......       1,726          (43)         147
   Accounts payable....................       2,925        1,391       10,445
   Employee compensation and related
    payroll taxes......................         543          608          664
   Accrued income taxes................         758        1,038         (386)
   Other liabilities and accrued
    expenses...........................         349          554          965
   Deferred rent payments..............         621          621          613
                                           --------     --------     --------
    Net cash provided by operating
     activities........................       9,599        3,892        6,216
INVESTING ACTIVITIES:
Purchases of property and equipment....      (6,544)     (10,025)     (10,197)
Proceeds from disposals of property and
 equipment.............................          12          418          211
                                           --------     --------     --------
    Net cash used in investing
     activities........................      (6,532)      (9,607)      (9,986)
FINANCING ACTIVITIES:
Proceeds from short-term and long-term
 debt..................................      37,900       59,249      102,100
Principal payments on short-term and
 long-term debt........................     (37,900)     (56,224)     (97,625)
Net principal reduction of stockholder
 loans.................................        (595)         --           --
Proceeds and tax benefits from exercise
 of stock options......................         --           --             3
                                           --------     --------     --------
    Net cash provided by (used in)
     financing activities..............        (595)       3,025        4,478
                                           --------     --------     --------
Net increase (decrease) in cash and
 cash equivalents......................       2,472       (2,690)         708
Cash and cash equivalents at beginning
 of year...............................       1,196        3,668          978
                                           --------     --------     --------
Cash and cash equivalents at end of
 year..................................     $ 3,668     $    978     $  1,686
                                           ========     ========     ========

                            See accompanying notes.

                             THE FINISH LINE, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                   COMMON STOCK
                         -----------------------------------
                         NUMBER OF SHARES        AMOUNT      ADDITIONAL
                         -----------------   ---------------  PAID-IN   RETAINED
                         CLASS A  CLASS B    CLASS A CLASS B  CAPITAL   EARNINGS TOTALS
                         -------- --------   ------- ------- ---------- -------- -------
Balance at March 1,
 1993...................    8,032   12,598     $40     $63    $30,371   $ 6,987  $37,461
  Net income for 1994...                                                  7,595    7,595
  Conversion of Class B
   Common Stock to Class
   A Common Stock.......       40      (40)
  Other.................                                                     17       17
                          ------- --------     ---     ---    -------   -------  -------
Balance at February 28,
 1994...................    8,072   12,558      40      63     30,371    14,599   45,073
  Net income for 1995...                                                  8,414    8,414
  Conversion of Class B
   Common Stock to Class
   A Common Stock.......       46      (46)
                          ------- --------     ---     ---    -------   -------  -------
Balance at February 28,
 1995...................    8,118   12,512      40      63     30,371    23,013   53,487
  Net income for 1996...                                                  9,658    9,658
  Conversion of Class B
   Common Stock to Class
   A Common Stock.......       42      (42)      1      (1)                          --
  Non-qualified Class A
   Common Stock options
   exercised............        2                                   3                  3
                          ------- --------     ---     ---    -------   -------  -------
Balance at February 29,
 1996...................    8,162   12,470     $41     $62    $30,374   $32,671  $63,148
                          ======= ========     ===     ===    =======   =======  =======

                            See accompanying notes.

                             THE FINISH LINE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The financial statements include the accounts of The Finish Line, Inc. ("the Company"). Throughout these notes to the financial statements, the fiscal years ended February 28, 1994, February 28, 1995, and February 29, 1996 are referred to as 1994, 1995, and 1996, respectively.

 Reclassification

  Certain amounts in prior years have been reclassified to conform to the 1996 presentation.

 Nature of Operations

  Finish Line is a specialty retailer of men's, women's and children's brand-name athletic, outdoor and lifestyle footwear, activewear and accessories. Finish Line stores average approximately 4,000 square feet in size and are primarily located in enclosed malls in the Midwest, Southeast and South.

  In 1996, the Company purchased approximately 80% of its merchandise from its five largest suppliers. The largest supplier, Nike, accounted for approximately 40% and 50% of merchandise purchases in 1995 and 1996, respectively.

 Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

 Merchandise Inventories

  Merchandise inventories are valued at the lower of cost or market using a weighted average cost method, which approximates the first-in, first-out method.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets, or where applicable, the terms of the respective leases, whichever is shorter.

 Store Opening and Closing Costs

  Store opening costs and other non-capitalized expenditures incurred prior to opening new retail stores are expensed on a pro rata basis throughout the fiscal year in which the store is opened. When a decision to close a retail store is made, the Company expenses any remaining future net lease obligation, nonrecoverable investment in property and equipment and other costs related to the store closure.

 Deferred Rent Payments

  The Company is a party to various lease agreements which require scheduled rent increases over the noncancelable lease term. Rent expense for such leases is recognized on a straight-line basis over the related lease term. The difference between rent based upon scheduled monthly payments and rent expense recognized on a straight-line basis is recorded as deferred rent payments.

                             THE FINISH LINE, INC.

 Advertising

  The Company expenses the cost of advertising as incurred. Advertising expense net of co-op credits for the years ended 1994, 1995, and 1996 amounted to $2,788,000, $3,020,000, and $3,524,000, respectively.

 Financial Instruments

  Financial Instruments consist of cash and cash equivalents and Notes Payable to Bank. The fair value of these financial instruments approximates their carrying amounts at February 29, 1996. At February 28, 1995 and February 29, 1996, the Company had not invested in any derivative financial instruments.

 Fully Diluted Net Income per Share

  The computation of net income per share is based on the weighted average number of shares outstanding during each period and the assumed exercise of dilutive stock options.

 Accounting Changes

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt SFAS 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

2. DEBT AGREEMENTS

  The Company has an unsecured committed Loan Agreement (the "Facility") with a commercial bank in the amount of $25,000,000, which expires on September 1, 1997. The Company, at its election, can increase the credit available to $30,000,000. At February 29, 1996, $9,500,000 was outstanding under the Facility.

  The Facility contains restrictive covenants which limit, among other things, mergers and dividends. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a tangible net worth of not less than $42,500,000, and funded debt to total capitalization (as defined) may not exceed 40%. The Company was in compliance with all restrictive covenants of the debt agreements in effect at February 29, 1996.

  The interest rate on the Facility is, at the Company's election, either the bank's Federal Fund Rate plus .975%, the bank's CD Rate plus .875%, the bank's LIBOR Rate plus .875% or the bank's prime commercial lending rate. The margin percentage added to the Federal Fund Rate, CD Rate and LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). The effective borrowing rate at February 29, 1996 was approximately 6.4%. Interest paid on the Facility during 1994, 1995, and 1996 amounted to $98,000, $225,000, and $773,000, respectively. The Company pays a commitment fee on the unused portion of the Facility at an effective annual rate of 1/8 of 1%. The commitment fees expensed in 1996 were $12,000.

  Long-term debt as of February 28, 1995 consisted of a $2,000,000 promissory note. The note was repaid in full on August 31, 1995. Interest paid on long-term debt for 1994, 1995, and 1996 amounted to $94,000, $111,000, and $68,000, respectively.

                             THE FINISH LINE, INC.

3. LEASES

  The Company leases retail stores under noncancelable operating leases which generally have lease terms ranging from five to ten years. Most of these lease arrangements do not provide for renewal periods. Many of the leases contain contingent rental provisions computed on the basis of store sales. In addition to rent payments, certain leases require the Company to pay real estate taxes, insurance, maintenance, and other costs. The components of rent expense incurred under these leases is as follows (in thousands):

                                                        YEAR ENDED
                                          --------------------------------------
                                          FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                              1994         1995         1996
                                          ------------ ------------ ------------
   Base rent.............................   $ 8,686      $11,079      $14,042
   Deferred rent.........................       621          621          613
   Contingent rent.......................     1,020          859        1,509
                                            -------      -------      -------
   Rent expense..........................   $10,327      $12,559      $16,164
                                            =======      =======      =======

  A schedule of future fixed rent payments by fiscal year for signed operating leases at February 29, 1996 with initial or remaining noncancelable terms of one year or more is as follows (in thousands):

   1997................................................................ $ 16,196
   1998................................................................   15,977
   1999................................................................   15,744
   2000................................................................   15,396
   2001................................................................   15,040
   Thereafter..........................................................   48,850
                                                                        --------
                                                                        $127,203
                                                                        ========

  The above schedule includes lease commitments for nine new stores which were not open as of February 29, 1996.

4. INCOME TAXES

  Components of the provision for income taxes are as follows (in thousands):

                                                        YEAR ENDED
                                          --------------------------------------
                                          FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                              1994         1995         1996
                                          ------------ ------------ ------------
   Currently payable:
     Federal.............................    $4,598       $5,162       $5,570
     State...............................     1,054        1,291        1,337
                                             ------       ------       ------
                                              5,652        6,453        6,907
                                             ------       ------       ------
   Deferred:
     Federal.............................      (463)        (663)        (371)
     State...............................      (126)        (172)         (97)
                                             ------       ------       ------
                                               (589)        (835)        (468)
                                             ------       ------       ------
                                             $5,063       $5,618       $6,439
                                             ======       ======       ======

                             THE FINISH LINE, INC.

  Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                       FEBRUARY 28, FEBRUARY 29,
                                                           1995         1996
                                                       ------------ ------------
   Deferred tax assets:
     Deferred rent accrual............................    $1,063       $1,343
     Store opening supplies...........................       927        1,073
     Uniform capitalization...........................       764          819
     Vacation accrual.................................       186          224
     Bonus accrual....................................       388          438
     Other............................................        30          127
                                                          ------       ------
   Total deferred tax assets..........................     3,358        4,024
                                                          ------       ------
   Deferred tax liabilities:
     Tax over book depreciation.......................       (10)        (208)
                                                          ------       ------
   Net deferred tax assets............................    $3,348       $3,816
                                                          ======       ======

  Payments of income taxes for 1994, 1995, and 1996 were $5,082,000, $5,579,000, and $7,465,000, respectively.

5. PROFIT SHARING PLAN

  The Company sponsors a defined contribution profit sharing plan which covers substantially all employees who have completed one year of service. Contributions to this plan are discretionary and are allocated to employees as a percentage of each covered employee's salary. The Company's total expense for the plan in 1994, 1995, and 1996 amounted to $801,000, $900,000, and
$815,000, respectively.

6. STOCK OPTIONS

  On March 27, 1992, the Board of Directors of the Company adopted and approved the 1992 Incentive Plan (the "Plan"), which allows the grants of incentive stock options and other awards. The Board of Directors has reserved 1,700,000 shares of Class A Common Stock for issuance upon exercise of options or grants of other awards under the Plan.

  Subject to the provisions of the Plan, the Compensation and Stock Option Committee determines the terms of awards under the Plan, including exercise price, vesting and expiration. All options outstanding under the Plan as of the end of fiscal 1996 are exercisable at a price equal to the fair market value on the date of grant, vest over four years and expire ten years after the date of grant.

  On July 21, 1994, the Company's stockholders approved The Finish Line, Inc. Non-Employee Director Stock Option Plan (the "Director Plan"), which allows the grant of a maximum of 150,000 shares of Class A Common Stock to non-employee directors of the Company.

  Subject to the provisions of the Director Plan, upon initial election as a non-employee director, each such director will be granted a non-qualified stock option to purchase 6,000 shares of the Class A Common Stock. In addition, each non-employee director will be automatically granted, on an annual basis, a non-qualified stock option to purchase 4,000 shares of the Company's Class A Common Stock on the date of each Annual Meeting

                             THE FINISH LINE, INC.

of Stockholders commencing with the Annual Meeting of Stockholders at which the non-employee director is granted the initial 6,000 share option. The per share exercise price of the options will be the fair market value of a share of the Company's Class A Common Stock on the date of grant. Each option will have a term of ten years and will become fully exercisable one year after a non-employee director's initial election to the board. Options granted under the Director Plan amounted to 20,000 and 8,000 in 1995 and 1996, respectively.

  The Company currently follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted in 1994, 1995 or 1996.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 is effective for fiscal years beginning after December 15, 1995 and will require companies to either adopt a fair value based method of expense recognition for all stock compensation based awards, or provide proforma net income and earnings per share information as if the recognition and measurement provisions of SFAS 123 had been adopted. Upon the adoption of SFAS 123 in fiscal 1997, the Company intends to continue to account for its stock compensation based awards following the provisions of APB 25 and provide the required fair value based proforma information.

  A reconciliation of the Company's stock option activity and related information under both plans is as follows:

                                                        NUMBER        PRICE
                                                      OF OPTIONS    PER SHARE
                                                      ----------  -------------
   Outstanding at February 28, 1993..................   190,002   $5.13 - $9.88
   Granted...........................................   214,000    4.88 -  7.63
   Exercised.........................................         0
   Canceled..........................................   (52,000)   6.94 -  9.88
                                                      ---------   -------------
   Outstanding at February 28, 1994..................   352,002    4.88 -  7.63
   Granted...........................................   345,000    3.75 -  4.50
   Exercised.........................................         0
   Canceled..........................................   (33,000)   4.00 -  7.63
                                                      ---------   -------------
   Outstanding at February 28, 1995..................   664,002    3.75 -  7.63
   Granted...........................................   562,500    3.38 -  6.00
   Exercised.........................................      (600)   4.00
   Canceled..........................................   (57,400)   3.38 -  7.63
                                                      ---------   -------------
   Outstanding at February 29, 1996.................. 1,168,502   $3.38 - $7.63
                                                      =========   =============

  As of February 29, 1996, 208,112 of the options are exercisable.

                             THE FINISH LINE, INC.

7. COMMON STOCK

  At February 29, 1996, shares of the Company's stock outstanding consisted of Class A and Class B Common Stock. Class A and Class B Common Stock have identical rights with respect to dividends and liquidation preference. However, Class A and Class B Common Stock differ with respect to voting rights, convertibility, and transferability.

  Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except that, in the case of a proposed amendment to the Company's Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Class A and Class B Common Stock do not have cumulative voting rights.

  While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B Stockholders.

  Shares of Class B Common Stock may not be transferred to third parties (except for transfer to certain family members of the holders and in other limited circumstances). All of the shares of Class B Common Stock are held by certain executive officers and their family members.

8. SUBSEQUENT EVENTS

  The Company completed a public offering of its Class A Common Stock on June 19, 1996 pursuant to which the Company sold 2,600,000 shares of Class A Common Stock. Net proceeds from the offering (after deducting the underwriting discount of $1,781,000 and expenses of $410,000 incurred in connection with the public offering) were $33,559,000. These proceeds were used to repay bank indebtedness of $15,000,000 and for general corporate purposes. As part of the public offering, certain Selling Stockholders sold 2,600,000 shares of Class A Common Stock (converted from Class B Common Stock to Class A Common Stock). The Company did not receive any of the proceeds from the shares sold by the Selling Stockholders.

  On September 27, 1996, the Company's Board of Directors declared a two-for-one split of the Company's Class A and Class B Common Stock which was distributed after the close of business on November 15, 1996 in the form of a 100% stock dividend to shareholders of record as of October 18, 1996. All references in the financial statements to number of shares, per share amounts and prices per share of the Company's Class A and B Common Stock have been retroactively restated to reflect the impact of the Company's stock split.

                             THE FINISH LINE, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                        FEBRUARY 29, AUGUST 31,
                                                            1996        1996
                                                        ------------ -----------
                                                                     (UNAUDITED)
                        ASSETS
CURRENT ASSETS:
Cash and cash equivalents..............................   $  1,686    $ 31,852
Short-term investments.................................        --        4,980
Accounts receivable....................................      1,099       4,639
Merchandise inventories................................     76,088      83,046
Deferred income taxes..................................      1,608       2,350
Other current assets...................................        524         658
                                                          --------    --------
    Total current assets...............................     81,005     127,525
PROPERTY AND EQUIPMENT:
Land...................................................        315         315
Building...............................................      4,156       4,168
Leasehold improvements.................................     26,898      29,600
Furniture, fixtures and equipment......................     11,235      12,184
Construction in progress...............................        596         706
                                                          --------    --------
                                                            43,200      46,973
Less accumulated depreciation..........................     11,441      13,851
                                                          --------    --------
                                                            31,759      33,122
OTHER ASSETS:
Deferred income taxes..................................      2,208       2,368
                                                          --------    --------
    Total assets.......................................   $114,972    $163,015
                                                          ========    ========

                            See accompanying notes.

                             THE FINISH LINE, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                       FEBRUARY 29, AUGUST 31,
                                                           1996        1996
                                                       ------------ -----------
                                                                    (UNAUDITED)
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable......................................   $ 29,717    $ 39,610
Notes payable to bank.................................      9,500         --
Employee compensation and related payroll taxes.......      3,234       3,140
Accrued interest......................................         56         --
Accrued income taxes..................................      2,074       3,416
Accrued property and sales tax........................      1,869       3,332
Other liabilities and accrued expenses................      2,102       2,781
                                                         --------    --------
   Total current liabilities..........................     48,552      52,279
LONG-TERM LIABILITIES
Deferred rent payments................................      3,272       3,632
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value; 1,000 shares
 authorized; none issued..............................        --          --
Common Stock, $.01 par value
 Class A:
  Shares authorized--20,000
  Shares issued and outstanding (August 31,
  1996--13,464; February 29, 1996--8,162).............         41          67
 Class B:
  Shares authorized--12,000
  Shares issued and outstanding
  (August 31, 1996--9,869; February 29, 1996--12,470).         62          49
Additional paid-in capital............................     30,374      64,802
Retained earnings.....................................     32,671      42,186
                                                         --------    --------
   Total stockholders' equity.........................     63,148     107,104
                                                         --------    --------
   Total liabilities and stockholders' equity.........   $114,972    $163,015
                                                         ========    ========

                            See accompanying notes.

                                THE FINISH LINE

                              STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              SIX MONTHS ENDED
                                                              -----------------
                                                                 AUGUST 31,
                                                                1995     1996
                                                              -------- --------
Net sales.................................................... $116,803 $162,750
Cost of sales (including occupancy expenses).................   81,236  111,755
                                                              -------- --------
Gross profit.................................................   35,567   50,995
Selling, general, and administrative expenses................   26,373   35,079
                                                              -------- --------
Operating income.............................................    9,194   15,916
Interest expense (income)--net...............................      359       57
                                                              -------- --------
Income before income taxes...................................    8,835   15,859
Provision for income taxes...................................    3,534    6,344
                                                              -------- --------
Net income................................................... $  5,301 $  9,515
                                                              ======== ========
Fully diluted net income per share........................... $    .26 $    .42
                                                              ======== ========
Weighted average shares and share equivalents................   20,706   22,468
                                                              ======== ========

                            See accompanying notes.

                             THE FINISH LINE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                           SIX MONTHS  ENDED
                                                              AUGUST 31,
                                                           ------------------
                                                             1995      1996
                                                           --------  --------
OPERATING ACTIVITIES:
Net income................................................ $  5,301  $  9,515
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization...........................    2,113     2,616
  Deferred income taxes...................................     (259)     (902)
  Gain on disposal of property and equipment..............       (5)      (16)
  Changes in operating assets and liabilities:
   Accounts receivable....................................     (133)   (3,540)
   Merchandise inventories................................  (14,552)   (6,958)
   Other current assets...................................      141      (134)
   Tax deposits and other assets..........................      147       --
   Accounts payable.......................................   12,805     9,893
   Employee compensation and related payroll taxes........     (840)      (94)
   Accrued income taxes...................................      524     1,342
   Other liabilities and accrued expenses.................      924     2,086
   Deferred rent payments.................................      420       360
                                                           --------  --------
    Net cash provided by operating activities.............    6,586    14,168
INVESTING ACTIVITIES:
Purchases of property and equipment.......................   (6,357)   (3,992)
Proceeds from disposals of property and equipment.........       72        29
Investment in short-term investments......................      --     (4,980)
                                                           --------  --------
    Net cash used in investing activities.................   (6,285)   (8,943)
FINANCING ACTIVITIES:
Proceeds from short-term debt.............................   49,800    39,800
Principal payments on short-term and long-term debt.......  (50,325)  (49,300)
Net proceeds from public offering.........................      --     33,559
Proceeds and tax benefits from exercise of stock options..        3       882
                                                           --------  --------
    Net cash provided by (used in) financing activities...     (522)   24,941
                                                           --------  --------
Net increase (decrease) in cash and cash equivalents......     (221)   30,166
Cash and cash equivalents at beginning of year............      978     1,686
                                                           --------  --------
Cash and cash equivalents at end of period................ $    757  $ 31,852
                                                           ========  ========

                            See accompanying notes.

                             THE FINISH LINE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying unaudited financial statements of The Finish Line, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included.

  The Company has experienced, and expects to continue to experience, significant variability in sales and net income from quarter to quarter. Therefore, the results of the interim periods presented herein are not necessarily indicative of the results to be expected for any other interim period or the full year.

  These financial statements should be read in conjunction with the financial statements and notes thereto for the year ended February 29, 1996.

2. NOTES PAYABLE TO BANK

  Effective September 1, 1996, the Company amended its unsecured committed Loan Agreement (the "Facility") dated July 20, 1995 with a commercial bank. The amendment extended the maturity to September 1, 1999 and set the credit available at $30,000,000. At August 31, 1996 there were no borrowings outstanding under the Facility.

  The Facility contains restrictive covenants which limit, among other things, mergers and dividends. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0 and a tangible net worth of not less than $69,300,000, and funded debt to total capitalization (as defined) may not exceed 40%. As of August 31, 1996, the Company is in compliance with all such covenants.

  The interest rate on the Facility is, at the Company's election, either the bank's Federal Fund Rate plus .625%, the bank's Libor Rate plus .5% or the bank's prime commercial lending rate. The margin percentage added to the Federal Fund Rate, and Libor Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined).

3. PUBLIC OFFERING

  The Company completed a secondary offering (the "Secondary Offering") of its Class A Common Stock on June 19, 1996 pursuant to which the Company sold 2,600,000 shares of Class A Common Stock at an offering price of $13.75 per share. Net proceeds to the Company from the Secondary Offering (after deducting the underwriting discount of $1,781,000 and expenses of $410,000 incurred in connection with the Secondary Offering) were $33,559,000.

4. STOCK SPLIT

  On September 27, 1996, the Company's Board of Directors declared a two-for-one split of the Company's Class A and Class B Common Stock which was distributed after the close of business on November 15, 1996 in the form of a 100% stock dividend to shareholders of record as of October 18, 1996. All references in the financial statements to number of shares, per share amounts and prices per share of the Company's Class A and B Common Stock have been retroactively restated to reflect the impact of the Company's stock split.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................    9
Price Range of Class A Common Stock.......................................    9
Dividend Policy...........................................................    9
Capitalization............................................................   10
Selected Financial Data...................................................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   19
Management................................................................   25
Selling Stockholders......................................................   28
Description of Capital Stock..............................................   29
Underwriting..............................................................   31
Legal Matters.............................................................   32
Experts...................................................................   32
Available Information.....................................................   32
Incorporation of Certain Documents by Reference...........................   33
Index to Financial Statements.............................................  F-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES
                                      LOGO

                              CLASS A COMMON STOCK

                                    -------

                                   PROSPECTUS

                                        , 1996

                                    -------

                               SMITH BARNEY INC.
                           A.G. EDWARDS & SONS, INC.
                            OPPENHEIMER & CO., INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table itemizes the expenses incurred by the Registrant and Selling Stockholders in connection with the issuance and distribution of the securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                      SELLING
                                                         REGISTRANT STOCKHOLDERS
                                                         ---------- ------------
Securities and Exchange Commission Registration Fee....   $ 16,956    $ 7,417*
National Association of Securities Dealers, Inc. Filing
 Fee...................................................      5,946      2,597
Legal Fees and Expenses................................    120,000*    10,000*
Accounting Fees and Expenses...........................     60,000*
Blue Sky Fees and Expenses, including Legal Fees.......      8,700*     3,800*
Printing, including Registration Statement, Prospectus,
 etc...................................................    140,000*       --
Miscellaneous Expenses.................................     48,398*     1,186*
                                                          --------    -------
    Total..............................................   $400,000*   $25,000*
                                                          ========    =======

--------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article IX of the Registrant's Restated Certificate of Incorporation and
Article VII of its Bylaws provide for the indemnification by the Registrant of each director, officer, employee and agent of the Registrant to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation. or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of the liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

  The Registrant has entered into, and the stockholders of the Registrant ratified, separate but identical indemnity agreements (the "Indemnity Agreements") with each director of the Registrant and each executive officer of the Registrant (the "Indemnitees"). Pursuant to the terms and conditions of the Indemnity Agreements, the Registrant has agreed to indemnify each Indemnitee against any amounts which he becomes legally obligated to pay in connection with any claim against him based upon any act, omission, neglect or breach of duty which he may commit, omit or suffer while acting in his capacity as a director and/or officer of the Registrant; provided, however, that such claim: (i) is not based upon the Indemnitee's gaining in fact any personal profit or advantage to which he is not legally entitled; (ii) is not for an accounting of profits made from the purchase or sale by the Indemnitee of securities of the Registrant within the meaning of Section 16A(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state law; and (iii) is not based upon the Indemnitee's knowingly fraudulent, deliberately dishonest or willful misconduct.

  The Indemnity Agreements provide that all costs and expenses incurred by the Indemnitee in defending or investigating such claim shall be paid by the Registrant in advance of the final disposition thereof unless the Registrant, independent legal counsel, the stockholders of the Registrant or a court of competent jurisdiction determines that: (i) the Indemnitee did not act in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Registrant; (ii) in the case of any criminal action or proceeding, the Indemnitee intentionally breached his duty to the Registrant or its stockholders. Each Indemnitee has undertaken to repay the Registrant for any costs or expenses so advanced if it shall ultimately be determined by a court of competent jurisdiction in a final, nonapplicable adjudication that he is not entitled to indemnification under the Indemnity Agreement.

  The Registrant has purchased a policy of directors' liability insurance.

ITEM 16. EXHIBITS.

 1     Form of Underwriting Agreement.
 5     Opinion of Gibson, Dunn & Crutcher LLP.
 23.1  Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5).
 23.2  Consent of Ernst & Young LLP (independent auditors).
 24    Power of Attorney (included on Page II-4).

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed in reliance upon 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, Indiana, on the 14th day of November, 1996.

                                      THE FINISH LINE, INC.


                                      By:   /s/ Steven J. Schneider
                                        ---------------------------------------
                                      Its: Vice President--Finance and Chief
                                        Financial Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan H. Cohen and Steven J. Schneider and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of The Finish Line, Inc. to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

        /s/ Alan H. Cohen            Chairman of the Board,        November 14, 1996
____________________________________  President and Chief
           Alan H. Cohen              Executive Officer
                                      (Principal Executive
                                      Officer)

      /s/ David I. Klapper           Executive Vice President and  November 14, 1996
____________________________________  Director
          David I. Klapper

       /s/ David M. Fagin            Executive Vice President,     November 14, 1996
____________________________________  Secretary and Director
           David M. Fagin

      /s/ Larry J. Sablosky          Executive Vice President and  November 14, 1996
____________________________________  Director
         Larry J. Sablosky

     /s/ Steven J. Schneider         Vice President--Finance and   November 14, 1996
____________________________________  Chief Financial Officer
        Steven J. Schneider           (Principal Financial and
                                      Accounting Officer)

     /s/ Jeffrey H. Smulyan          Director                      November 14, 1996
____________________________________
         Jeffrey H. Smulyan

      /s/ Jonathan K. Layne          Director                      November 14, 1996
____________________________________
         Jonathan K. Layne

                    Edgar description of Pictures/Graphics.
                    ---------------------------------------

Page 2 =
(a) Top = Map of United States depicting, by state, where Company stores and Corporate Headquarters and Distribution Center are located.

(b) Bottom = Bar chart graph indicating for the years 1987-1997 Company stores opened at the beginning of each year and Company stores opened during each year.

Page 2A =
(a) Top = Store brand picture of Company's retail store located at Circle Centre Mall, Indianapolis, Indiana.

(b) Left Center and Left Bottom = Store brand picture and "shoe wall" depicting footwear sold by Company at Company's retail store located at Eastview Mall, Rochester, New York.

(c) Right Center and Right Bottom = "Shoe walls" depicting footwear sold by Company at Company's retail store located at Greenwood Mall, Indianapolis, Indiana.

Page 2B =
(a) Top = Store brand picture of Company's retail store located at Circle Centre Mall, Indianapolis, Indiana.

(b) Left Center and Left Bottom = "Shoe walls" depicting footwear sold by Company at Company's retail store located at Park Meadows Mall, Littleton, Colorado.

(c) Right Center and Right Bottom = Pictures of Company store interior depicting merchandise sold by Company at Company's retail store located at Walden Galleria Mall, Buffalo, New York.

(d) Inside Back Cover = Six poster advertisements depicting vendor merchandise sold by the Company.